Interim Report 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

STOCK CODE: 363

Directors

Executive Directors
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian
(Vice Chairman & Chief Executive Officer)
Mr. Qu Ding
(Vice Chairman & Executive Deputy CEO)
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Board Committees

Executive Committee
Mr. Cai Lai Xing *(Committee Chairman)*
Mr. Cai Yu Tian
Mr. Qu Ding
Mr. Lu Ming Fang
Mr. Qian Shi Zheng
Mr. Yao Fang

Audit Committee
Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Remuneration Committee
Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis
Mr. Qu Ding
Mr. Hu Zi Li

Company Secretary

Ms. Wong Mei Ling, Marina

Qualified Accountant

Mr. Lee Kim Fung, Edward

Authorised Representatives

Mr. Cai Yu Tian
Ms. Wong Mei Ling, Marina

Registered Office

26th Floor, Harcourt House,
39 Gloucester Road, Wanchai, Hong Kong
Telephone : (852) 2529 5652
Facsimile : (852) 2529 5067
Email : enquiry@sihl.com.hk

Auditors

Deloitte Touche Tohmatsu

Share Registrar

Tricor Secretaries Limited
26th Floor, Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone : (852) 2980 1766
Facsimile : (852) 2861 1465

ADR Depository Bank

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station
New York, NY 10286-1258

Company Stock Code

Stock Exchange	: 363
Bloomberg	: 363 HK
Reuters	: 0363.HK
ADR	: SGHIY

Company Website

www.sihl.com.hk

Dividend Notice

Interim Dividend

The Board of Directors of Shanghai Industrial Holdings Limited has resolved to pay an interim dividend for the six months ended 30th June 2007 of HK37 cents (2006: HK22 cents) per share, which will be payable on Wednesday, 3rd October 2007 to Shareholders whose names appear on the Register of Members of the Company on Friday, 21st September 2007.

Closure of Register of Members

The Register of Members of the Company will be closed from Wednesday, 19th September 2007 to Friday, 21st September 2007, both days inclusive, during which period no transfer of shares will be effected. Notice of Dividend will be dispatched to Shareholders on Wednesday, 3rd October 2007. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Tricor Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on Tuesday, 18th September 2007.

Financial Calendar

2007 Interim Results	Announced on Thursday, 30th August 2007
Closure of Register of Members	To be closed from Wednesday, 19th September 2007 to Friday, 21st September 2007, both days inclusive
Record date for 2007 Interim Dividend	Friday, 21st September 2007
Payment of 2007 Interim Dividend	Payable on Wednesday, 3rd October 2007

Major Breakthroughs in Business Transformation
Record High Interim Results

I am pleased to announce that the Group's unaudited consolidated profit attributable to shareholders for the six months ended 30th June 2007 reached a record high of HK$933 million, representing an increase of 49.2% over the corresponding period last year. Turnover increased 15.1% to HK$3,917 million. Earnings per share increased 49.1% to HK96.3 cents.

During the period, the Group's core businesses outperformed expectation, laying a solid foundation for the Company. With support from all relevant parties, it is gratifying to note that the Group's orderly participation in the strategic restructuring of quality state-owned real estate resources in Shanghai achieved major breakthroughs. Remarkable progress in divesting non-core businesses helped contribute to the success of the Group's business transformation.

Riding on promising market conditions, the Group announced the placement of 96,900,000 new shares of the Company by way of a top-up placing. With a placing price of HK$31.2 per share, a total of HK$3 billion was raised from the placement. The proceeds will be applied towards the acquisition of assets and projects for the infrastructure facilities and real estate businesses, including commercial properties projects such as office towers and hotels.

The Company adheres to a dividend policy with healthy payout ratio and has resolved to declare an interim dividend for the six months ended 30th June 2007 of HK37 cents (2006: HK22 cents) per share to Shareholders whose names appear on the Register of Members of the Company on Friday, 21st September 2007. The interim dividend will be paid to Shareholders on Wednesday, 3rd October 2007.

Existing businesses outperformed laying solid foundation

During the period, the infrastructure facilities business contributed HK$144 million to the Group's profit. Traffic volume for the two toll roads as well as turnover for the water services continued to increase. The expansion and widening of the Shanghai-Nanjing Expressway (Shanghai Section) has commenced and is progressing in full force. The division's profit contribution however decreased as there was an after-tax exceptional gain of HK$244 million arising from the disposal of the ports and container projects for the same period of the previous year.

For the period under review, the medicine business achieved a turnaround in profits and contributed a total of HK$71.85 million to the Group's profit. The movement between the periods principally reflected the exceptional loss of HK$215 million in 2006 arising from the share reform plan of SI Pharmaceutical. The operating environment of the pharmaceutical industry in the PRC is becoming more favourable than the previous period, and this is expected to lead to a new round of accelerated development after the recession.

Profit growth for Nanyang Tobacco, Wing Fat Printing and Bright Dairy was remarkable. Together with an after-tax exceptional gain of HK$155 million arising from the divestment of the automobiles and parts business, contribution from the consumer products business increased significantly by 185% to HK$624 million during the period.

Breakthrough in core businesses

On 27th June 2007, the Company announced its capital contribution of approximately RMB2,131 million to Shanghai Urban Development for the acquisition of a 40% equity interest in the company. All approval procedures for the transaction were completed in July this year. With total assets exceeding RMB11 billion, Shanghai Urban Development has a land bank of more than 2 million square meters of gross floor area, including commercial and residential development projects of strategic value located in Shanghai, Kunshan in Jiangsu, Changsha in Hunan and Hefei in Anhui. Among them are "Xujiahui Centre" and "Urban Cradle". "Xujiahui Centre" is one of the largest comprehensive commercial projects in downtown Shanghai. "Urban Cradle" is the largest residential project in the middle ring road territory of Shanghai. The total investments of these two projects are estimated to reach RMB26 billion.

The investments in Shanghai Urban Development is expected to provide the Company a resourceful foray into the real estate market in Shanghai, enabling it to rapidly establish real estate as one of its core businesses and to maintain a leading position in the market. The expansion and integration of the real estate business will benefit from the solid financial strength of the Company – a low gearing ratio and a strong cash flow position. The Group expects to spend greater efforts in further expanding the scale of its investments with a view to enhance its profitability.

Remarkable progress achieved in strategic transformation

On 12th June 2007, the Company announced the disposals of its non-controlling stakes in Huizhong Automotive, Wanzhong Automotive and SIIC Transportation Electric at a total consideration of RMB1,605 million, following the divestment of its ports and containers business last year. The disposals provided an exit opportunity for the Company to direct its resources to other core business projects in order to optimize its asset portfolio. The transactions were completed during the period, bringing an after-tax exceptional gain of HK$155 million to the Group.

During the period, the Company announced the injection of five Chinese medicine business entities, including Hangzhou Qingchunbao, into SI Pharmaceutical for a consideration of RMB1,515 million. This amount will be settled by the issue of 107.22 million new shares by SI Pharmaceutical. Of these, the Company will subscribe a total of 46,770,000 shares at a price of RMB14.13 per share. Following the completion of the restructuring, the Chinese medicine business of the Group will be grouped under a unified platform of SI Pharmaceutical. The asset injection is expected to improve the income stream and cash flow of SI Pharmaceutical from its principal operation and placing it in a stronger position to grasp available opportunities in the thriving PRC capital market. The approval process of the restructuring scheme is currently in progress.

Prospects

Our series of strategic moves – penetration in the real estate business, divestment of non-core businesses and restructuring of assets – reflected the Company's overall development strategy and its determination to pursue persistent and steady earnings growth with consumer products as foundation and real estate, infrastructure and medicine as core development sectors.

On the real estate business, while capitalizing on its unique position with Shanghai background and the resources of its controlling shareholder, the Group will leverage on the expertise of its management as well as the extensive experience of Shanghai Urban Development to step up of efforts in the acquisition of quality real estate projects and companies in Shanghai and the surrounding area. The Group will also participate in the strategic restructuring of state-owned real estate assets in Shanghai, increase land bank and premier properties, and enhance the overall profitability to an agreeable level as a core business.

To further expand its toll road business, the Group will actively pursue projects with excellent earnings prospects by expanding toll road operations in Shanghai and other fast-growing provinces. The Group will devote more efforts in its water services projects so as to maximize economies of scale for water supply and sewage treatment projects. Endeavours will be made to improve the vehicle's capital structure and create better return for the shareholders.

As to the medicine business, the Group will quicken its pace to finalize the establishment of SI Pharmaceutical as a unified investment platform, and continue to adopt Chinese medicine and biomedicine as its principal development directions. Efforts will be devoted to consolidate our distribution network in the PRC, encourage new drug research and development, and pursue strategic cooperation with international pharmaceutical companies.

On the consumer products business, the Group will focus its efforts in enhancing operational efficiency and profitability as well as to strengthen sales and distribution channels. The Group will also leverage on its strong brand position to ensure steady cash flow from an enlarged revenue base.

On behalf of the Board of Directors, I wish to thank our Shareholders for their continued patronage and support to the Group, and extend my sincere gratitude to our management team and staff members for their total dedication and contributions in the development of new business opportunities.



Cai Lai Xing
Chairman

Hong Kong, 30th August 2007


Shanghai Industrial Holdings Limited
(363 HK)
Real Estate
Shanghai Urban Development (40%)
Infrastructure Facilities
Hu-Ning Expressway (100%)
Yongjin Expressway (30%)
General Water of China (50%)
Medicine
Hangzhou Qingchunbao (55%)
Huqingyutang Pharmaceutical (51%)
Xiamen TCM (61%)
Liaoning Herbapex (55%)
Sunway Biotech (70.4%)
Guangdong Techpool (51%*)
Changzhou Pharmaceutical (58.2%*)
MicroPort Medical (19.1%)
Shanghai Medical Instruments (99%*)
Nanyang Tobacco (100%)
Bright Dairy (25.17%) (600597 CH)
Wing Fat Printing (93.4%)
Lianhua Supermarket (21.17%*) (980 HK)
Others
SMIC (9.81%) (981 HK)
Shanghai Information Investment (20%)

The said interests are held by SI Pharmaceutical.

For the six months ended 30th June 2007, unaudited consolidated profits attributable to shareholders for the Group increased 49.2% to HK$933 million. Turnover rose 15.1% to HK$3,917 million. Net profit from infrastructure facilities, medicine and consumer products businesses amounted to HK$144 million, HK$71.85 million and HK$624 million, accounting for 16.9%, 8.4% and 73.0% of the Group's Net Business Profit respectively.

Net Business Profit of the Group contributed by each business segment during the period


1.7%
16.9%
8.4%
73.0%
Infrastructure Facilities
Medicine
Consumer Products
Others

Real Estate

During the period, the Company announced an agreement with Xuhui District State-owned Assets Administrative Committee to acquire a 40% equity interest of Shanghai Urban Development, a state-owned enterprise in Shanghai engaged in real estate business, for a consideration of approximately RMB2,131 million. All approval procedures for the transaction were completed in July this year. The results of Shanghai Urban Development will be reflected in the Group's accounts for the second half of the year. As the sale proceeds of certain units pre-sold will be recorded by Shanghai Urban Development upon delivery in the following year, substantial earnings growth is expected from the company.

Established in 1996, Shanghai Urban Development is specialized in real estate development and property sales as well as leasing and management. It has a land bank of more than 2 million square meters gross floor area, which includes commercial and residential development projects in Shanghai, Kunshan (Jiangsu province), Changsha (Hunan province) and Hefei (Anhui province). Among them are "Xujiahui Centre" and "Urban Cradle". "Xujiahui Centre" is located above the Xujiahui subway station in the main commercial hub of Shanghai, with a planned development site area of approximately 13.2 hectares and a planned total gross floor area of approximately 630,000 square meters. It will be the largest comprehensive commercial project in downtown Shanghai. Planned investment of the project will be in the region of RMB20 billion. "Urban Cradle" is the largest residential project in the middle ring road territory of Shanghai with a planned development site area of 94.3 hectares. It has a total gross floor area of approximately 830,000 square meters. The planned investment amount will reach RMB6 billion. The development of these major strategic projects will bring steady income sources to the Group.

Shanghai Urban Development is among the Class A real estate development companies endorsed by the Ministry of Construction. The management team is experienced in the development of real estates. The company enjoys good reputation in the real estate industry in Shanghai, winning honours including "Top 100 Real Estate Enterprises in the PRC" and "Top Ten Fastest Growing Real Estate Enterprises" in 2006, "Top 50 Real Estate Developer in Shanghai", "Shanghai Urban" and its corporate logo were selected as the "Renowned Brand Names in Shanghai". Successful residential housing projects completed by Shanghai Urban Development in recent years included Kangjian Star (康健星辰), Yishiyijia (宜仕怡家), Seattle (西雅圖) and Fuyuanhui Place (福源匯居).

Infrastructure Facilities

During the period, profit contribution from the infrastructure facilities segment reached HK$144 million, accounting for 16.9% of the Group's Net Business Profit. The profit contribution of the division for the period however dropped as there was an after-tax exceptional gain of HK$244 million arising from the disposal of ports and containers project for the same period last year. The Group will endeavour to complete the acquisition of additional toll road projects within this year. If such acquisitions materialize, the profit contribution of the infrastructure facilities business to the Group will increase.

The expansion and widening of the Shanghai-Nanjing Expressway (Shanghai Section) has commenced and is progressing in full force. In order to minimize disruptions from the construction, the Company formulated several crises management proposals to manage contingencies that may arise during the construction period. As of June 2007, the daily average traffic flow at the exit of the Shanghai-Nanjing Expressway (Shanghai Section) reached approximately 69,000, representing an increase of 21% over the same period last year. The expansion and widening of the Shanghai-Nanjing Expressway (Shanghai Section) is proceeding on schedule. The section continued to benefit from certain government compensations in its expansion and widening works during the period. Toll revenue and compensation received amounted to HK$235 million, and the section contributed HK$165 million to the Group's profit. During the first half of the year, the construction cost incurred by the project company was HK$263 million, accumulating to HK$963 million in aggregate.

Toll revenue from Yongjin Expressway (Jinhua Section) has been increasing gradually. During the period, toll revenue increased by 35.3% to HK$69.23 million. The daily average traffic flow reached 11,200. With the section becoming more popular among highway users, it is believed that there is considerable room for toll revenue growth.

General Water of China was ranked by H2O-China.com as one of the Top 10 Influential Water Services Companies in the year 2006. This represented the fourth consecutive year that the company has received such accreditation, and reflected its recognition in the market. The consolidated revenue of the six projects in operations managed by General Water of China increased 15.1% to HK$187 million. In view of the pace of business development, the funding requirement of General Water of China is increasing. General Water of China will attend to the issue by further improving its capital structure. Meanwhile, the company will strive to improve the performance of its water supply and sewage treatment projects to maximize economies of scale, and to complete all construction works on schedule.

Medicine

The medicine business achieved a turnaround in profits during the period and contributed HK$71.85 million profits to the Group, accounting for 8.4% of the Group's Net Business Profit. The movement between the periods principally reflected the exceptional loss of HK$215 million in 2006 arising from the share reform plan of SI Pharmaceutical. The pharmaceutical industry in the PRC is still facing the pressure of price decreases and cost increases. Nevertheless, the overall operating environment is becoming more favourable than the previous period, and this is expected to lead to a new round of accelerated development after the recession.

During the period, growth in the sales of the Group's Chinese medicine and health food businesses increased steadily, rising 7.68% to HK$871 million over the same period last year. Sales for the "Dengfeng" series of drugs decreased by 2.94% and reached HK$257 million. Sales for the "Dinglu" and "Herbapex" series of drugs increased by 23.73% and 27.46% to HK$74.1 million and HK$70.31 million respectively. Sales for the "Huqingyutang" series of drugs reached HK$95.76 million representing an increase of 4.21%. Sales for the "Qingchunbao" series of health food products increased by 11.26% to HK$228 million.

During the period, sales of biomedicine amounted to HK$163 million, slightly less than the corresponding period last year. The completion of the acquisition of a 100% interest in Changzhou Techpool during the period optimized the shareholding structure for the Techpool series of companies, thereby strengthening the control of Guangdong Techpool over raw materials supply. The sales of "Techpool Luoan", a principal biomedicine of the Group, increased 14.99% to HK$69.73 million.

Sales income from chemical drugs of HK$792 million was reached during the period, representing an increase of 13.82% over the same period last year. Sales of hypertension drugs increased 18.66% to HK$102 million.

Focusing on the domestic market, sales of medical equipment by Shanghai Medical Instruments reached HK$267 million, representing a decrease of 7.99% over the same period last year.

Sales of Major Products for the first half of 2007

Product Name	Type/Indication	Sales RMB'000	Change
"Dengfeng" Shen Mai Injection	Cardiovascular	132,454	1.62%
"Dengfeng" Dan Shen Injection	Cardiovascular	60,387	4.60%
"Huqingyutang" Stomach Rejunvenation Tablets	Gastritis	39,883	-1.39%
"Herbapex" Rupixiao Tablets	Gynaecological	51,099	20.48%
"Dinglu" Xinhuang Tablets	Anti-bacterial, anti-inflammatory, pain relieving	44,512	12.84%
"Qingchunbao" Anti-ageing Tablets	Immunity strengthening	170,030	4.85%
"Qingchunbao" Yongzhen Tablets	Health food	25,471	41.14%
"Qingchunbao" Beauty Capsules	Health food	31,140	-1.30%
"Huqingyutang" Herba Dendrobium Grain	Health food	22,653	-35.85%
"Techpool Luoan"	Urinary trypsin enzyme inhibitor	69,730	14.99%
"Changzhou Pharmaceutical" Captopril Tablets	Anti-hypertension	34,600	12.06%

Consumer Products

During the period, profits from the consumer products business recorded an impressive growth of 185% to HK$624 million, accounting for 73% of the Net Business Profit of the Group. The increase in profit was mainly attributable to the disposal of the Group's interests in Huizhong Automotive, Wanzhong Automotive and SIIC Transportation Electric during the period, which contributed an after-tax exceptional gain of HK$155 million. In addition, the Group also shared the results of the automobiles and parts business bringing about HK$150 million profit contribution during the period.

Nanyang Tobacco achieved remarkable results in the first half of 2007. Various measures were taken by Nanyang Tobacco to optimize its market mix, upgrade technology, refine management system and build up corporate identity. During the period, the company recorded a robust growth in both sales and profits of 18.9% and 25.2% to HK$933 million and HK$201 million respectively. Whilst Nanyang Tobacco continued to strive for structural changes, more efforts were devoted to upgrading its technologies, as well as redeveloping and upgrading the production lines. These initiatives facilitated the modernization of equipment. During the period, the company also started training activities for the certification of ISO9001:2000 quality assurance system.

The business of Wing Fat Printing continued to grow. In addition to the printing of quality packaging materials, the business mix of Wing Fat Printing has extended to production of container boards and paper trading. The business scale of Wing Fat Printing has grown to a size sufficient to command a separate listing status. In August this year, the Group submitted an advance booking form with the Stock Exchange for the spin off of Wing Fat Printing on the Main Board of the Stock Exchange scheduled to complete by the end of this year. The successful listing of Wing Fat Printing will enable the company to access both equity and debt capital markets and to accelerate its future business development.

Enhancement of product competitiveness remained the priority of Bright Dairy. Through the integration of organization structure, tightening control of production and enhancement of market capability, improvement in both turnover and net profits of Bright Dairy during the period was seen. During the first half of 2007, turnover of the company increased 10.7% to HK$3,847 million. Net profit increased 7.89% to HK$101 million. Sales from dairy products increased 10.7% to HK$3,000 million. Income from dairy products in Shanghai area increased 11.03% to HK$947 million, whilst income from other areas increased 10.49% to HK$2,053 million. Bright Dairy launched several new products in the first half of 2007, including "Bright Dairy e+ Probiotics Cane Sugar-free Low Fat Xylitol Yogurt", "AB100 Fruit Cubes Yogurt", "Low Fat Milk" and "Delight (暢優)" series of products. Positive signs in the macroeconomic environment, increase in disposable income of urban residents, mild inflation and increase in savings, these coupled with the policy directions of the central government, provide the dairy products industry catering for health food with ample room for sustainable development.

Turnover for the supermarket chains business operated by Lianhua Supermarket grew 7.54% to HK$8,981 million. Profit attributable to shareholders reached HK$140 million, representing an increase of 1.37% over the same period in the previous year. As at 30 June 2007, Lianhua Supermarket had a total of 3,649 directly operated and franchised outlets (not including outlets operated by associated companies). The company continued to maintain its market leading position in the PRC. Ever since the company commenced the transformation of supermarkets in 2005, its modern business models have successfully attracted a group of middle to high-end consumers. A total of 42 supermarkets were transformed by the company during the period under review. Accumulatively, the company had transformed 137 supermarkets in total. The average daily sales and the average daily volume of customers of transformed outlets rose by approximately 19.16% and 12.42% respectively, as compared to the corresponding period of last year. During the period under review, Lianhua Supermarket continued to develop and promote the online supply chain management platform project (B2B project) among the suppliers. Currently, over 50% of its suppliers have registered with such management platform. The system enhanced the company's products satisfaction rate effectively. The turnover of inventory of its outlets and suppliers were both improved.

Others

During the period, the sales of SMIC increased 7.1% to HK$5,952 million. Net profit was HK$52.31 million, a turnaround as compared from the loss in the same period of the previous year. Looking at the recent market trends, mobile phone applications continued to grow in demand as well as in variety. Strong foundry demand was also noted for power management ICs and consumer applications such as personal multimedia players and MP3 and MPEG4 applications. It is expected by SMIC that total revenue will increase 2% to 5% for the third quarter of 2007 while revenue contribution from the 90-nanometer node will continue to increase. The company is currently developing an 8Gb NAND flash product and the 2Gb NAND flash product is expected to reach the market in the second half of this year. This milestone demonstrates SMIC's technological and manufacturing capabilities and strategically positions SMIC as one of the foundry service providers in the NAND flash market.


Financial Review

Key Figures

Results	2007	2006	Change
	Unaudited		
	Six months ended 30th June		
Turnover (HK$'000)	**3,916,952**	3,401,805	15.1%
Profit attributable to shareholders (HK$'000)	**932,910**	625,375	49.2%
Earnings per share – basic (HK cents)	**96.3**	64.6	49.1%
Dividend per share – Interim (HK cents)	**37**	22	68.2%
Dividend payout ratio	**38.4%**	34.1%	
Interest cover (note(1))	**22.2 times**	19.1 times	
Financial Position	**Unaudited 30th June**	Audited 31st December	
Total assets (HK$'000)	**24,668,636**	23,658,128	4.3%
Shareholders' equity (HK$'000)	**18,172,630**	17,505,381	3.8%
Net assets per share (HK$)	**18.74**	18.07	3.7%
Gearing ratio (note(2))	**9.5%**	10.0%	
Number of shares in issue (shares)	**969,531,000**	968,504,000	

Note (1): (profit before taxation, interest expenses, depreciation and amortization)/interest expenses

Note (2): interest-bearing loans/(shareholders' equity + minority interests + interest-bearing loans)



I Analysis of Financial Results

1 Profit Attributable to Shareholders of the Company

Benefited from the stable growth of various major businesses and the gain from the disposal of non-core automobiles and parts businesses, the Group recorded a profit attributable to shareholders of HK$932.91 million for the first half of 2007, an increase of HK$307.54 million or approximately 49.2% as compared to the same period in 2006.



HK$ million
1500
1200
900
600
300
0
2003
2004
2005
2006
2007
Profit for the second half of the year
Profit for the first half of the year

2 Profit Contribution from Each Business

The profit contribution of each business to the Group during the period and the comparative figures of the corresponding period last year is summarized as follows:

	Unaudited Six months ended 30th June **2007** **HK$'000**	 2006 HK$'000	Change
Infrastructure facilities	**144,214**	448,515	(67.8%)
Medicine	**71,851**	70,023	2.6%
Consumer products	**623,634**	250,983	148.5%
Information technology	**14,552**	35,080	(58.5%)
Loss on share reform	**-**	(247,094)	

During the period, the profit from infrastructure facilities business declined by 67.8%, which was mainly attributable to the inclusion with a profit of approximately HK$243.67 million in the profit contribution for the same period last year from the disposal of 10% stake in Pudong Container and the dividend income of HK$38.42 million received therefrom.

Medicine business was still affected by pressure on product pricing, surge in cost of raw material and the adjustment on export tax refund policy. Operating profit for the period amounted to HK$71.85 million, representing a moderate increase from the same period last year after exclusion of an one-off loss on share reform.

The disposal of three non-core automobiles and parts entities by the Group was completed in the first half of the year, which recorded a disposal gain of HK$154.60 million. In addition, the increase of operating profit from each major entity in consumer product business, drove up the profit contribution of consumer product business. Of which, the profit of Nanyang Tobacco increased by 25.2% due to the increase in the volume of duty free and export sales.

During the period, benefited from the growth in orders from the Chinese local design companies and the receipt of management fees from the managed projects in Wuhan and Chengdu, SMIC posted a profit of approximately US$6.71 million for the first half of the year, amid the difficult pricing pressure in the dynamic random access memory ("DRAM") market. The first half results of information technology business for 2006 included not only the results of SMIC but also the gain on fair value changes of two strategic investments namely Shinhint Acoustic Link Holdings Ltd and Actions Semiconductor Co., Ltd., whereas no profit of similar nature were booked this period.

Details of the operating performances and progress of each business segment for the first half of 2007 are set out in the section headed "Business Review, Discussion and Analysis".

3 Turnover

	Unaudited Six months ended 30th June 2007 HK$'000	 2006 HK$'000	Change
Infrastructure facilities	162,653	122,064	33.3%
Medicine	2,157,476	1,885,791	14.4%
Consumer products	1,596,823	1,393,950	14.6%
	3,916,952	3,401,805	15.1%


1H 2007
4.1%
40.8%
55.1%
1H 2006
3.6%
41.0%
55.4%
Infrastructure Facilities
Medicine
Consumer Products

The turnover of the Group for the period increased by 15.1% over the comparative period last year, whereas the turnover for each business recorded lucrative increase. Of which, the turnover of infrastructure facilities business posted an increase of approximately 33.3%. This was attributable to the average daily traffic volume of Hu-Ning Expressway (Shanghai Section) reached 69,000 units, representing a 21% growth over the comparative period last year and the increase in average toll revenue per vehicle.

Benefited from the growth in volume of duty free and export sales, the turnover of Nanyang Tobacco increased by 18.9%, driving up the turnover of consumer product business by 14.6%.

Although the medicine business continued to be affected by price surge of raw material, the adjustment in export tax refund policy and pricing pressure on pharmaceutical products, there were signs of improvement in the operating environment of the medicine industry during the period, with the growth in turnover of the Group's medicine business by 14.4%.

4 Profit before Taxation

(1) Gross Profit Margin

The gross profit margin for the period was 37.9%, declined by 0.6 percentage point against gross profit margin of 38.5% in the same period last year. The decline was mainly attributable to the increase in the proportion of medicine retailing turnover for which the gross profit margin was relatively low.

(2) Investment Income

The decrease in investment income was mainly attributable to a gain of HK$268.07 million on the disposal of 10% stake in Pudong Container and its dividend income of HK$38.42 million was recorded last year.

(3) Other Income

Other income was mainly the toll revenue deficiency compensation from Hu-Ning Expressway of approximately HK$67.58 million. The increase in traffic volume at Hu-Ning Expressway reduced the toll revenue deficiency, and the compensation amount decreased by approximately HK$29.15 million against the same period last year.

(4) Share of Results of Jointly Controlled Entities

With the turnaround in the operating results of Huizhong Automotive, a profit of HK$126.34 million was contributed to the Group and resulted in significant improvement for the share of results of jointly controlled entities.

(5) Share of Results of Associates

The increase of share of results of associates was mainly attributable to the turnaround of SMIC, which was benefited from favourable factors including the growth in orders from the Chinese local design companies and the receipt of management fees from the managed projects in Wuhan and Chengdu amid difficult pricing pressure in the DRAM market.

(6) Net Gain on Disposal of Interests in Subsidiaries, Jointly Controlled Entities and Associates

The disposal of three entities engaged in automobiles and parts business was completed during the period, which recorded a disposal gain of HK$154.60 million by the Group.

5 Dividends

The Board of Directors has declared an interim dividend of HK37 cents per share. The dividend payout ratio is 38.4%. The dividend increased by 68.2% and 4.3 percentage points as compared to the interim dividend of HK22 cents per share and payout ratio of 34.1% respectively for 2006.

II Financial Position of the Group

1 Capital and Shareholders' Equity

As at 30th June 2007, the Group has a total of 969,531,000 shares in issue, which was increased by 1,027,000 shares, as compared with the 968,504,000 shares in issue at the end of 2006 attributable to the exercise of share option by the staff during the period.

The Group's financial position remained strong. Shareholders' equity increased by approximately HK$667.25 million to approximately HK$18,172.63 million as at 30th June 2007, which was attributable to both net profits and the increase in number of shares after deducting the dividend actually paid this period.


HK$ billion
20
18
16
14
12
10
8
6
4
2
0
2003
2004
2005
2006
6/2007
Shareholders' Equity

2 Indebtedness

(1) *Borrowings*

The Group obtained a five-year term and revolving syndication loan facilities of HK$3 billion last year through SIHL Finance Limited, its wholly-owned subsidiary. This facility was retained as a stand-by facility at an attractive interest rate level for the Group.

As at 30th June 2007, the total borrowings of the Group amounted to approximately HK$2,143.03 million (31st December 2006: HK$2,186.85 million), of which 85.0% (31st December 2006: 83.3%) was an unsecured credit facility.

(2) *Pledge of assets*

As at 30th June 2007, the following assets were pledged by the Group to banks in order to secure general banking facilities granted by these banks to the Group:

(a) plant and machinery with a carrying value of approximately HK$23,833,000 (31st December 2006: HK$22,857,000);

(b) leasehold land and buildings with a carrying value of approximately HK$258,788,000 (31st December 2006: HK$195,494,000);

(c) motor vehicles with a carrying value of approximately HK$124,000 (31st December 2006: HK$82,000); and

(d) bank deposit of approximately HK$7,800,000 (31st December 2006: HK$560,000).

In addition, at 30th June 2007, certain of the Group's plant and machinery with a carrying value of HK$175,222,000 (31st December 2006: HK$180,322,000) were pledged to an independent third party which provided a guarantee to a bank in respect of a bank loan granted to the Group.

At 30th June 2007, the Group had bank deposits of approximately HK$125 million (31st December 2006: HK$28.0 million) pledged to banks in respect of banking facilities granted to invested entities.

(3) *Contingent liabilities*

As at 30th June 2007, the Group has given guarantees to banks in respect of banking facilities utilized by a jointly controlled entity, associated companies and a third party of HK$231.53 million (31st December 2006: HK$64.80 million) in total.

3 **Bank Deposits and Short-term Investments**

As at 30th June 2007, bank balances and short-term investments held by the Group amounted to HK$7,364.96 million (31st December 2006: HK$6,805.56 million) and HK$1,439.96 million (31st December 2006: HK$1,660.11 million) respectively. The proportions of US dollars, Renminbi and HK dollars in the bank balances were 55%, 38% and 7% (31st December 2006: 59%, 29% and 12%) respectively. Short-term investments were mainly consisted of investments such as funds, equity linked notes, bonds and Hong Kong listed shares.

At present, the Group is in a net cash position, which has sufficient working capital and a healthy interest cover. However, the Group will review market situation from time to time and seek opportunities to optimize capital structure after taking into account the development of the Company.

III Management Policies for Financial Risk

1 **Exchange Rate Risk**

The Group mainly operates in China and the Hong Kong Special Administrative Region and the exposure in exchange rate risks mainly arises from fluctuations in the US dollar, HK dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As the HK dollar and Renminbi are both under managed floating systems, the Group, after reviewing its exposure for the time being, did not enter into any derivative contracts for the purpose of mitigating exchange rate risks during the period.

2 **Interest Rate Risk**

In order to exercise prudent management against interest rate risk, the Group will continue to review the market trend, as well as its business operations needs and its financial position, so as to arrange the interest rate hedging means as appropriate.

3 **Credit Risk**

The Group's principal financial assets are bank balances and cash, equity and debt investments, trade and other receivables. The Group's trade and other receivables presented in the balance sheet as at the end of the period are net of allowances for doubtful receivables. An allowance for impairment is made according to the Group's accounting policy or where there is an identified loss event, based on previous experience, is an evidence of a reduction in the recoverability of cash flows.

With respect to the credit risk of the Group's treasury operations, the Group's bank balances and cash, securities and debt investments must be placed and entered into with financial institutions of good reputation. There are strict requirements and restrictions as to the outstanding amount and credit ratings on equity and debt investments to be held, so as to minimize the credit risk exposed to the Group from its financial investments.

IV Post Balance Sheet Events

1 Investment in Shanghai Urban Development for a 40% shareholdings

On 27th June 2007, the Company and Xuhui District State-owned Assets Administrative Committee entered into the Capital Contribution Agreement, pursuant to which the Company has agreed to make a capital contribution of RMB2,130,660,600 to Shanghai Urban Development in return for a 40% equity interest in Shanghai Urban Development. An amount of RMB220,000,000 was paid before 30th June 2007 by the Company to Shanghai United Assets and Securities Exchange as deposit to secure the performance by the Company of its obligations to pay the capital contribution. The balance of about HK$1,905 million is disclosed as capital commitment. The capital contribution to Shanghai Urban Development was approved by the relevant approval authority on 31st July 2007.

2 Placing of 96,900,000 new shares at a price of HK$31.2 per share

On 16th July 2007, the Company, SIH and the placing agent entered into a placing agreement. The placing agent placed 96,900,000 existing shares of HK$0.10 each in the Company held by SIH at a price of HK$31.2 each. On the same date, SIH also entered into a subscription agreement with the Company to subscribe for 96,900,000 new shares of HK$0.10 each in the Company at a price of HK$31.2 each. The placing completed on 18th July 2007.

3 Spin-off of the Wing Fat Printing on the Main Board of the Stock Exchange

On 29th August 2007, the Company announced that the Wing Fat Printing, a subsidiary of the Company, submitted an advance booking form with the Stock Exchange for an application for the listing on the Main Board of the Stock Exchange.

Report on Review of Interim Financial Information

TO THE BOARD OF DIRECTORS OF SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 22 to 40, which comprises the condensed consolidated balance sheet of Shanghai Industrial Holdings Limited as of 30th June 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
30th August 2007

Condensed Consolidated Income Statement

For the six months ended 30th June 2007

	NOTES	Six months ended 30th June 2007 HK$'000 (unaudited)	2006 HK$'000 (unaudited)
Turnover	3	3,916,952	3,401,805
Cost of sales		(2,431,075)	(2,093,234)
Gross profit		1,485,877	1,308,571
Investment income		211,680	493,525
Other income		102,642	131,795
Distribution costs		(550,402)	(489,362)
Administrative expenses		(396,453)	(394,282)
Finance costs		(64,105)	(56,799)
Share of results of jointly controlled entities		138,330	7,723
Share of results of associates		103,376	92,779
Net gain (loss) on disposal of interests in subsidiaries, jointly controlled entities and associates		159,482	(4,994)
Dilution loss on share reform of a subsidiary		-	(214,955)
Allowance for loss on share reform of an associate		-	(32,139)
Discount on acquisition of interest in a subsidiary		2,563	-
Profit before taxation		1,192,990	841,862
Income tax expenses	4	(133,441)	(112,897)
Profit for the period	5	1,059,549	728,965
Attributable to			
– Equity holders of the Company		932,910	625,375
– Minority interests		126,639	103,590
		1,059,549	728,965
Dividends	6	290,718	212,987
Earnings per share	7		
– Basic		HK96.3 cents	HK64.6 cents
– Diluted		HK95.9 cents	HK64.2 cents

At 30th June 2007

	NOTES	30th June 2007 HK$'000 (unaudited)	31st December 2006 HK$'000 (audited)
Non-Current Assets			
Investment properties	8	71,010	80,570
Property, plant and equipment	8	2,861,775	2,671,797
Prepaid lease payments – non-current portion		248,506	251,016
Toll road operating right		1,742,039	1,778,596
Other intangible assets		75,564	89,659
Goodwill		428,124	421,825
Interests in jointly controlled entities		1,177,423	2,444,993
Interests in associates		3,678,444	3,793,890
Available-for-sale investments		366,251	197,109
Loan receivables – non-current portion		3,322	3,689
Deposit paid on acquisition of a jointly controlled entity		225,662	–
Deposits paid on acquisition of property, plant and equipment		833,187	664,945
Deferred tax assets		23,520	28,762
		11,734,827	12,426,851
Current Assets			
Inventories		1,324,386	1,216,612
Trade and other receivables	9	2,797,473	1,513,127
Prepaid lease payments – current portion		7,035	7,035
Financial assets at fair value through profit or loss	10	1,439,957	1,660,111
Pledged bank deposits		132,800	28,560
Short-term bank deposits		720,562	674,845
Bank balances and cash		6,511,596	6,102,154
		12,933,809	11,202,444
Assets classified as held for sale		–	28,833
		12,933,809	11,231,277

At 30th June 2007

	NOTES	30th June 2007 HK$'000 (unaudited)	31st December 2006 HK$'000 (audited)
Current Liabilities			
Trade and other payables	11	1,885,755	1,535,920
Taxation payable		135,562	102,464
Short-term bank and other borrowings	12	547,105	614,741
		2,568,422	2,253,125
Net Current Assets		10,365,387	8,978,152
Total Assets Less Current Liabilities		22,100,214	21,405,003
Capital and Reserves			
Share capital		96,953	96,850
Share premium and reserves		18,075,677	17,408,531
Equity attributable to equity holders of the Company		18,172,630	17,505,381
Minority interests		2,229,472	2,225,614
Total Equity		20,402,102	19,730,995
Non-Current Liabilities			
Long-term bank and other borrowings	12	1,586,824	1,561,962
Deferred tax liabilities		111,288	112,046
		1,698,112	1,674,008
		22,100,214	21,405,003

For the six months ended 30th June 2007

	Attributable to equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Other revaluation reserve HK$'000 (note i)	Hedging reserve HK$'000	Revaluation reserve HK$'000	Translation reserve HK$'000	PRC statutory reserves HK$'000 (note ii)	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st January 2006 (audited)	96,753	10,135,781	7,827	1,071	8,144	6,421	-	173,517	453,100	5,493,278	16,375,892	1,832,137	18,208,029
Loss on cash flow hedges	-	-	-	-	-	(6,421)	-	-	-	-	(6,421)	-	(6,421)
Fair value adjustment on available-for-sale investments	-	-	-	-	-	-	6,543	-	-	-	6,543	-	6,543
Net income recognised directly in equity	-	-	-	-	-	(6,421)	6,543	-	-	-	122	-	122
Profit for the period	-	-	-	-	-	-	-	-	-	625,375	625,375	103,590	728,965
Realised on disposal of interest in an associate	-	-	-	-	-	-	-	(10,234)	-	-	(10,234)	-	(10,234)
Realised on dilution of interest on share reform of a subsidiary	-	-	-	-	-	-	-	(3,778)	-	-	(3,778)	-	(3,778)
Dilution of interest on share reform of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	209,257	209,257
Total recognised income and expense for the period	-	-	-	-	-	(6,421)	6,543	(14,012)	-	625,375	611,485	312,847	924,332
Exercise of share options	62	-	-	-	-	-	-	-	-	-	62	-	62
Premium arising on issue of shares	-	7,338	-	-	-	-	-	-	-	-	7,338	-	7,338
Release of share options reserve on exercise of share options	-	103	(103)	-	-	-	-	-	-	-	-	-	-
Recognition of equity-settled share-based payment expenses	-	-	5,023	-	-	-	-	-	-	-	5,023	31	5,054
Transfers	-	-	-	-	-	-	-	-	17,448	(17,448)	-	-	-
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	(129,591)	(129,591)
Acquired on acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	19,584	19,584
Dividends paid (note 6)	-	-	-	-	-	-	-	-	-	(212,987)	(212,987)	-	(212,987)
At 30th June 2006 (unaudited)	96,815	10,143,222	12,747	1,071	8,144	-	6,543	159,505	470,548	5,888,218	16,786,813	2,035,008	18,821,821

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June 2007

	Attributable to equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Other revaluation reserve HK$'000 (note i)	Hedging reserve HK$'000	Revaluation reserve HK$'000	Translation reserve HK$'000	PRC statutory reserves HK$'000 (note ii)	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st January 2007 (audited)	96,850	10,147,375	18,481	1,071	8,144	-	4,002	451,039	478,914	6,299,505	17,505,381	2,225,614	19,730,995
Fair value adjustment on available-for-sale investments and net income recognised directly in equity	-	-	-	-	-	-	97,194	-	-	-	97,194	-	97,194
Profit for the period	-	-	-	-	-	-	-	-	-	932,910	932,910	126,639	1,059,549
Realised on disposal of interests in jointly controlled entities	-	-	-	-	-	-	-	(78,769)	-	-	(78,769)	-	(78,769)
Realised on disposal of interest in an associate	-	-	-	-	-	-	-	(9,021)	-	-	(9,021)	-	(9,021)
Realised on disposal of interests in subsidiaries	-	-	-	-	-	-	-	(2,714)	-	-	(2,714)	-	(2,714)
Total recognised income and expense for the period	-	-	-	-	-	-	97,194	(90,504)	-	932,910	939,600	126,639	1,066,239
Exercise of share options	103	-	-	-	-	-	-	-	-	-	103	-	103
Premium arising on issue of shares	-	15,188	-	-	-	-	-	-	-	-	15,183	-	15,188
Release of share options reserve on exercise of share options	-	1,256	(1,256)	-	-	-	-	-	-	-	-	-	-
Transaction costs attributable to issue of new shares	-	(15)	-	-	-	-	-	-	-	-	(15)	-	(15)
Recognition of equity-settled share-based payment expenses	-	-	3,091	-	-	-	-	-	-	-	3,091	-	3,091
Transfers	-	-	-	-	-	-	-	-	74,284	(74,284)	-	-	-
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	(104,068)	(104,068)
Realised on disposal of interests in jointly controlled entities	-	-	-	-	-	-	-	-	(199,627)	199,627	-	-	-
Realised on disposal of interest in an associate	-	-	-	-	-	-	-	-	(21,962)	21,962	-	-	-
Disposal of subsidiaries	-	-	-	-	(519)	-	-	-	(1,904)	2,423	-	(18,713)	(18,713)
Dividends paid (note 6)	-	-	-	-	-	-	-	-	-	(290,718)	(290,713)	-	(290,718)
At 30th June 2007 (unaudited)	96,953	10,163,804	20,316	1,071	7,625	-	101,196	360,535	329,705	7,091,425	18,172,630	2,229,472	20,402,102

Notes:

(i) Other revaluation reserve represents fair value adjustment on acquisition of subsidiaries relating to interests previously held by the Group as associates.

(ii) The People's Republic of China, other than Hong Kong (the "PRC") statutory reserves are reserves required by the relevant PRC laws applicable to the Group's PRC subsidiaries, jointly controlled entities and associates.

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June 2007

	Six months ended 30th June 2007 HK$'000 (unaudited)	2006 HK$'000 (unaudited)
Net cash from operating activities	633,762	453,056
Net cash from investing activities:		
Proceeds from disposal of jointly controlled entities	885,000	-
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	89,738	-
Purchase of property, plant and equipment	(296,059)	(143,004)
Deposit paid on acquisition of a jointly controlled entity	(225,662)	-
Increase in deposits paid on acquisition of property, plant and equipment	(168,242)	(353,882)
Proceeds from disposal of available-for-sale investments	-	450,492
Proceeds from disposal of an associate	-	317,395
Other investing cash flows	(22,912)	11,928
	261,863	282,929
Net cash used in financing activities:		
Dividends paid	(290,718)	(212,987)
Repayment of bank and other borrowings	(123,174)	(160,345)
Dividends paid to minority interests	(104,068)	(129,591)
Borrowings raised	79,350	167,956
Other financing cash flows	(47,573)	(7,209)
	(486,183)	(342,176)
Net increase in cash and cash equivalents	409,442	393,809
Cash and cash equivalents at 1st January	6,102,154	5,764,596
Cash and cash equivalents at 30th June, represented by bank balances and cash	6,511,596	6,158,405

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain properties and financial instruments, which are measured at fair values.

The accounting policies adopted in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December 2006 except as described below.

In the current interim period, the Group has applied, for the first time, new and revised standards and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2007.

The adoption of these new HKFRSs had no material effect on the results or the financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of new and revised standards or interpretations will have no material impact on the results or the financial position of the Group except for HK(IFRIC)-Int 12 "Service Concession Arrangements" in which the Group has commenced considering the potential impact but not yet in a position to determine whether it would have a significant impact on the results or the financial position of the Group.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 11	HKFRS 2: Group and Treasury Share Transactions[2]
HK(IFRIC)-Int 12	Service Concession Arrangements[3]

1 Effective for annual periods beginning on or after 1st January 2009
2 Effective for annual periods beginning on or after 1st March 2007
3 Effective for annual periods beginning on or after 1st January 2008

3. SEGMENT INFORMATION BY BUSINESS

For management purposes, the Group is currently organised into four operating businesses – infrastructure facilities, medicine, consumer products and information technology. These businesses are the basis on which the Group reports its primary segment information.

Principal businesses are as follows:

Infrastructure facilities	–	investment in toll road projects and water-related business
Medicine	–	manufacture and sale of medicine and health food; medical equipment
Consumer products	–	manufacture and sale of cigarettes, packaging materials, printed products, paper making, dairy products, commercial vehicles, automobile components and spare parts
Information technology	–	development of communication infrastructure and information technology business

For the six months ended 30th June 2007

	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
TURNOVER					
External sales	162,653	2,157,476	1,596,823	-	3,916,952
Segment results	165,122	215,120	361,051	-	741,293
Net unallocated corporate income					112,051
Finance costs					(64,105)
Share of results of jointly controlled entities	(17,933)	22,182	127,051	7,030	138,330
Share of results of associates	-	3,176	95,452	4,748	103,376
Net gain on disposal of interests in subsidiaries, jointly controlled entities and associates					159,482
Discount on acquisition of interest in a subsidiary					2,563
Profit before taxation					1,192,990
Income tax expenses					(133,441)
Profit for the period					1,059,549

3. SEGMENT INFORMATION BY BUSINESS (continued)

For the six months ended 30th June 2006

	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
TURNOVER					
External sales	122,064	1,885,791	1,393,950	-	3,401,805
Segment results	210,044	159,495	281,896	26,758	678,193
Net unallocated corporate income					103,980
Finance costs					(56,799)
Share of results of jointly controlled entities	(3,865)	28,561	(33,536)	16,563	7,723
Share of results of associates	-	6,222	91,585	(5,028)	92,779
Net loss on disposal of interests in jointly controlled entities and associates					(4,994)
Gain on disposal of available-for-sale investments					268,074
Dilution loss on share reform of a subsidiary					(214,955)
Allowance for loss on share reform of an associate					(32,139)
Profit before taxation					841,862
Income tax expenses					(112,897)
Profit for the period					728,965

4. INCOME TAX EXPENSES

	Six months ended 30th June	
	2007	2006
	HK$'000	HK$'000
The charge (credit) comprises:		
Current tax		
– Hong Kong	**50,557**	33,648
– Other regions in the PRC	**83,652**	72,693
	134,209	106,341
Under(over)provision in prior years		
– Hong Kong	**(1,493)**	–
– Other regions in the PRC	**3,829**	(59)
	2,336	(59)
Deferred taxation	**(3,104)**	6,615
	133,441	112,897

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit for the period.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries are also entitled to reduced tax rates because they are classified as "high technology entities" under the relevant rules. The current period's PRC income tax charges are arrived at after taking into account these various tax incentives, ranging from 7.5% to 33%.

Pursuant to the PRC Enterprise Income Tax Law (the "New Law") passed by the Tenth National People's Congress on 16th March 2007, the new PRC income tax rates for domestic and foreign enterprises are unified at 25% effective from 1st January 2008. The New Law also provides for tax incentives for "high technology entities". As detailed measures concerning the tax incentives have not be issued by the State Council, the management of the Group is not yet in a position to assess the impact, if any. The Group will continue to evaluate the impact when more detailed regulations are announced.

5. PROFIT FOR THE PERIOD

	Six months ended 30th June	
	2007	2006
	HK$'000	HK$'000
Profit for the period has been arrived at after charging (crediting):		
Amortisation of toll road operating right	**36,557**	29,591
Amortisation of other intangible assets	**3,949**	6,193
Depreciation of property, plant and equipment	**119,704**	148,158
Release of prepaid lease payments	**3,306**	3,581
Dividend income from investments	**(1,884)**	(40,649)
(Gain) loss on disposal of property, plant and equipment	**(3,909)**	950
Gain on disposal of available-for-sale investments	**-**	(268,074)
Interest income	**(157,807)**	(116,827)
Net increase in fair value of financial assets at fair value through profit or loss	**(16,699)**	(61,920)
Share of PRC income tax of jointly controlled entities (included in share of results of jointly controlled entities)	**4,843**	8,568
Share of PRC income tax of associates (included in share of results of associates)	**10,917**	4,426

6. DIVIDENDS

	Six months ended 30th June	
	2007	2006
	HK$'000	HK$'000
2006 final dividend paid of HK30 cents (2005 final dividend: HK22 cents) per share	**290,718**	212,987

The directors have determined that an interim dividend of HK37 cents per share (2006 interim dividend: HK22 cents per share) will be paid to shareholders of the Company whose names appear on the Register of Members on 21st September 2007.

7. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company for the six months ended 30th June 2007 is based on the following data:

	Six months ended 30th June	
	2007	2006
	HK$'000	HK$'000
Profits for the purposes of basic earnings per share (profit for the period attributable to equity holders of the Company)	**932,910**	625,375
Effect of dilutive potential ordinary shares – adjustment to the share of results of a jointly controlled entity and an associate based on potential dilution of its earnings per share	**(1,080)**	(2,334)
Earnings for the purposes of diluted earnings per share	**931,830**	623,041

	Six months ended 30th June	
	2007	2006
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**968,733,138**	967,919,845
Effect of dilutive potential ordinary shares in respect of share options	**2,819,462**	2,004,581
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**971,552,600**	969,924,426

8. MOVEMENTS IN INVESTMENT PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

During the period, the Group incurred costs for construction in progress of approximately HK$252 million and acquired plant and machinery at a cost of approximately HK$30 million and other property, furniture and equipment at a cost of approximately HK$14 million for the purpose of expanding the Group's business.

The directors have considered the carrying amounts of the Group's investment properties carried at fair values at 30th June 2007 and have estimated that the carrying amounts did not differ significantly from the fair values at 31st December 2006. Consequently, no changes in the fair value of investment properties has been recognised in the current period.

9. TRADE AND OTHER RECEIVABLES

The Group generally allows credit period ranging from 30 days to 180 days to its trade customers.

At 30th June 2007, included in trade and other receivables are trade receivables of HK$1,202,095,000 (31st December 2006: HK$895,234,000) and their aged analysis is as follows:

	30th June 2007 HK$'000	31st December 2006 HK$'000
Trade receivables:		
Within 30 days	**444,693**	377,371
Within 31 - 60 days	**287,617**	200,436
Within 61 - 90 days	**168,562**	93,395
Within 91 - 180 days	**150,928**	104,554
Within 181 - 360 days	**83,578**	99,781
Over 360 days	**66,717**	19,697
	1,202,095	895,234

10. MOVEMENTS IN FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

During the period, the Group acquired financial assets at fair value through profit or loss of approximately HK$2,279 million and disposed financial assets at fair value through profit or loss with carrying amount of approximately HK$2,499 million.

11. TRADE AND OTHER PAYABLES

At 30th June 2007, included in trade and other payables are trade payables of HK$691,736,000 (31st December 2006: HK$681,779,000) and their aged analysis is as follows:

	30th June 2007 HK$'000	31st December 2006 HK$'000
Trade payables:		
Within 30 days	378,176	483,708
Within 31 – 60 days	133,132	78,084
Within 61 – 90 days	56,333	29,017
Within 91 – 180 days	61,336	42,482
Within 181 – 360 days	34,109	17,499
Over 360 days	28,650	30,989
	691,736	681,779

12. BANK AND OTHER BORROWINGS

During the period, the Group obtained new borrowings in the amount of approximately HK$79 million. The borrowings bear interest at market rates and are in average repayable within 1 to 2 years. The Group also repaid borrowings of approximately HK$123 million during the period.

13. CAPITAL COMMITMENTS

	30th June 2007 HK$'000	31st December 2006 HK$'000
Capital expenditure contracted for but not provided in the condensed consolidated financial statements in respect of		
– toll road construction costs	794,287	1,055,813
– investments in PRC jointly controlled entities	1,946,371	53,072
– investments in overseas jointly controlled entity	15,132	15,132
– acquisition of property, plant and equipment, other than construction in progress	528,922	79,796
– additions in construction in progress	64,047	71,245
	3,348,759	1,275,058
Capital expenditure authorised but not contracted for in respect of acquisition of property, plant and equipment	263,958	–

14. CONTINGENT LIABILITIES

At 30th June 2007, the guarantees given to banks by the Group in respect of banking facilities utilised by a jointly controlled entity, associates and an outsider amounted to approximately HK$232 million (31st December 2006: HK$65 million).

15. ACQUISITION OF A SUBSIDIARY

In February 2007, the Group acquired 100% equity interest in 本溪天印葯業有限公司, a company engaged in manufacturing of pharmaceutical products, for a consideration of approximately HK$10,000,000. The acquisition has been accounted for using the purchase method of accounting. The amount of discount arising as a result of the acquisition was HK$2,563,000.

The net assets acquired in the transaction, and the discount arising on acquisition, are as follows:

	Acquiree's carrying amount before combination and fair value HK$'000
Net assets acquired:	
Property, plant and equipment	16,820
Prepaid lease payments	9,650
Inventories	612
Taxation recoverable	785
Trade and other payables	(15,304)
	12,563
Discount arising on acquisition	(2,563)
	10,000
Satisfied by:	
Cash consideration paid	10,000
Net cash outflow arising on acquisition:	
Cash consideration paid	(10,000)

The subsidiary acquired during the period did not have any significant contribution to the Group's turnover or results for the period.

16. DISPOSAL OF SUBSIDIARIES

During the period, the Group disposed of its entire interests in Chengdu Xingjuxing Properties Co., Ltd, S.I. Automobile Development Holdings Limited and S.I. Daily Chemicals Holdings Limited. The net assets of the subsidiaries at the date of disposal were as follows:

	HK$'000
Net assets disposed of:	
Property, plant and equipment	940
Interest in an associate	138,721
Trade and other receivables	12,660
Taxation recoverable	824
Bank balances and cash	1
Assets classified as held for sale	28,833
Trade and other payables	(5,690)
	176,289
Net assets attributable to minority interests	(18,713)
	157,576
Translation reserve realised	(11,735)
	145,841
Loss on disposal of interests in subsidiaries	(4,102)
Consideration	141,739
Satisfied by:	
Cash consideration received	89,739
Consideration receivable included in trade and other receivables	52,000
	141,739
Net cash inflow arising on disposal:	
Cash consideration received	89,739
Bank balances and cash disposed of	(1)
	89,738

The subsidiaries disposed of during the period did not have any significant contribution to the Group's turnover or results for the period.

17. RELATED PARTY TRANSACTIONS

(i) During the period, the Group had the following significant transactions with related parties:

Related party	Nature of transactions	Six months ended 30th June 2007 HK$'000	2006 HK$'000
Ultimate holding company	Rentals paid on premises	3,180	3,180
Fellow subsidiaries	Rentals paid on premises	9,572	8,445
Associate	Printing service income received	8,967	1,657

(ii) Compensation of key management personnel

The remuneration of directors and other members of key management during the period was as follows:

	Six months ended 30th June 2007 HK$'000	2006 HK$'000
Short-term benefits	10,517	14,025
Share-based payments	1,237	1,589

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

(iii) Material transactions and balances with other state-controlled enterprises

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under Shanghai Industrial Investment (Holdings) Company Limited ("SIIC"), the ultimate holding company which is controlled by the PRC government. Apart from the transactions with SIIC and other related parties disclosed in (i) above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

17. RELATED PARTY TRANSACTIONS (continued)

(iii) Material transactions and balances with other state-controlled enterprises (continued)

Material transactions/balances with other state-controlled entities are as follows:

	Six months ended 30th June	
	2007	2006
	HK$'000	HK$'000
Transactions		
Trade sales	**563,352**	419,404
Trade purchases	**187,810**	163,802

	30th June	31st December
	2007	2006
	HK$'000	HK$'000
Balances		
Amounts due from other state-controlled entities	**322,482**	249,450
Amounts due to other state-controlled entities	**66,360**	48,728

In view of the nature of the Group's toll road operating business, the directors are of the opinion that, except as disclosed above, it is impracticable to ascertain the identity of the counterparties and accordingly whether the transactions were with other state-controlled-entities.

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group's operations.

18. POST BALANCE SHEET EVENTS

The following significant events took place after the balance sheet date:

(a) On 16th July 2007, a wholly-owned subsidiary of SIIC, Shanghai Investment Holdings Ltd. ("SIH") and the Company entered into a placing agreement with a placing agent for the placing of 96,900,000 existing shares of HK$0.10 each in the Company held by SIH at a price of HK$31.20 each. On the same date, SIH also entered into a subscription agreement with the Company pursuant to which SIH has conditionally agreed to subscribe for 96,900,000 new shares of HK$0.10 each in the Company at a price of HK$31.20 each. Details of these transactions are included in a published announcement of the Company on 16th July 2007.

(b) On 29th August 2007, the Company announced that The Wing Fat Printing Company, Limited ("Wing Fat Printing"), a subsidiary of the Company, had submitted an advance booking form with the Stock Exchange for an application for the listing of the ordinary shares of Wing Fat Printing on the Main Board of the Stock Exchange. Details of this transaction are included in a published announcement of the Company on 29th August 2007.

Directors' Interests

As at 30th June 2007, the interests of the Directors and Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

(1) Interests in shares and underlying shares of the Company

(a) Ordinary shares of the Company

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of issued share capital
Cai Lai Xing	Beneficial owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial owner	Personal	3,280,000	0.34%
Ding Zhong De	Beneficial owner	Personal	377,000	0.04%
Qian Shi Zheng	Beneficial owner	Personal	459,000	0.05%
Yao Fang	Beneficial owner	Personal	200,000	0.02%

All interests stated above represented long positions.

(b) Share options of the Company

Name of Director	Capacity	Date of grant	Exercise price per share HK$	Number of share options held	Percentage of issued share capital
Cai Lai Xing	Beneficial owner	2.9.2005	14.89	800,000	0.08%
Cai Yu Tian	Beneficial owner	2.5.2006	17.10	1,300,000	0.13%
Qu Ding	Beneficial owner	2.9.2005	14.89	560,000	0.06%
Lu Ming Fang	Beneficial owner	2.9.2005	14.89	480,000	0.05%
Ding Zhong De	Beneficial owner	2.5.2006	17.10	1,000,000	0.10%
Qian Shi Zheng	Beneficial owner	2.9.2005	14.89	300,000	0.03%
Tang Jun	Beneficial owner	2.9.2005	14.89	300,000	0.03%

(II) Interests in shares of SI Pharmaceutical

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of issued share capital
Lu Ming Fang	Beneficial owner	Personal	23,400	0.01%
Ding Zhong De	Beneficial owner	Personal	23,400	0.01%

All interests stated above represented long positions.

Save as disclosed above, none of the Directors nor Chief Executive of the Company had any other interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as at 30th June 2007.

Share Options

(I) SIHL Opton Scheme

The SIHL Option Scheme shall be valid and effective for a period of 10 years commencing on the date of adoption of the scheme. During the period under review, the movements in the share options to subscribe for the Company's shares under the SIHL Option Scheme were as follows:

			Number of shares issuable under the share options		
	Date of grant (Note (i))	Exercise price per share HK$	Outstanding at 1.1.2007	Exercised during the period (Note (ii))	Outstanding at 30.6.2007
Category 1: Directors					
Cai Lai Xing	2.9.2005	14.89	800,000	-	800,000
Cai Yu Tian	2.5.2006	17.10	1,300,000	-	1,300,000
Qu Ding	2.9.2005	14.89	560,000	-	560,000
Lu Ming Fang	2.9.2005	14.89	480,000	-	480,000
Ding Zhong De	2.5.2006	17.10	1,000,000	-	1,000,000
Qian Shi Zheng	2.9.2005	14.89	300,000	-	300,000
Tang Jun	2.9.2005	14.89	300,000	-	300,000
Total for Directors			4,740,000	-	4,740,000
Category 2: Employees					
	2.9.2005	14.89	4.091,000	(1,027,000)	3,064,000
	2.5.2006	17.10	1,500,000	-	1,500,000
Total for employees			5,591,000	(1,027,000)	4,564,000
Category 3: Others					
	2.9.2005	14.89	3,000,000	-	3,000,000
	2.5.2006	17.10	1,200,000	-	1,200,000
Total for others			4,200,000	-	4,200,000
Total for all categories			**14,531,000**	**(1,027,000)**	**13,504,000**

Notes:

(i) Share options granted in September 2005 under the SIHL Option Scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches, being:

- 2nd March 2006 to 1st March 2007 (up to 30% of the share options granted are exercisable)
- 2nd March 2007 to 1st March 2008 (up to 60% of the share options granted are exercisable)
- 2nd March 2008 to 1st March 2009 (all share options granted are exercisable)

Share options granted in May 2006 under the SIHL Option Scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches, being:

- 2nd November 2006 to 1st November 2007 (up to 30% of the share options granted are exercisable)
- 2nd November 2007 to 1st November 2008 (up to 60% of the share options granted are exercisable)
- 2nd November 2008 to 1st November 2009 (all share options granted are exercisable)

(ii) During the period, the weighted average closing price of the Company's shares immediately before the respective dates on which the share options were exercised was HK$22.49.

(II) Mergen Biotech Option Scheme

The Mergen Biotech Option Scheme shall be valid and effective for a period of 10 years commencing on the date of adoption of the scheme. The following table discloses details of the options granted to Mergen Biotech's employees and qualified participants under the Mergen Biotech Option Scheme during the period:

Date of grant	Exercise price per share	Outstanding at 1.1.2007 and 30.6.2007
31st December 2004	US$8.22	63,400 (Note)

Note: 39,000 share options of which were granted to Mr. Hu Fang, director and president of Mergen Biotech.

Pursuant to the offer letter issued by Mergen Biotech on 31st December 2004, 55% of the share options granted are exercisable since 30th June 2005. Subject to the fulfillment of certain performance targets as determined by the board of directors of Mergen Biotech by the grantees, the rest of the 45% share options granted are exercisable in three batches, in particular, every six months interval from 1st January 2005 an additional 15% of the share options granted are exercisable until 30th May 2014.

No options was granted or exercised under the Mergen Biotech Option Scheme during the period.

Interests of Substantial Shareholders and Other Persons

As at 30th June 2007, the interests and short positions of the substantial Shareholders of the Company and other persons, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO, were as follows:

Name of Shareholder	Capacity	Number of issued ordinary shares held	Percentage of issued share capital
(a) Long Positions			
SIIC	Interests held by controlled corporations	548,076,000 (Note (i))	56.53%
Templeton Asset Management Limited	Investment manager	57,610,253	5.94%
(b) Short Positions			
SIIC	Interests held by controlled corporations	87,653,993 (Note (ii))	9.04%

Notes:

(i) SIIC through its wholly-owned subsidiaries, namely SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 ordinary shares of the Company respectively, and is accordingly deemed to be interested in the respective shares held by the aforesaid companies.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by STC due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

Save as disclosed above, no other persons had any interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 30th June 2007.

Employees

There have been no material changes to the information disclosed in the Company's annual report 2006 in respect of the number and remuneration level of employees, remuneration policies and staff training programmes of the Group.

Review of Report

The Audit Committee has reviewed the Company's interim report for the six months ended 30th June 2007.

Corporate Governance

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules throughout the six months ended 30th June 2007.

Model Code for Securities Transactions by Directors

The Company has adopted a code of conduct regarding Directors' and relevant employees' securities transactions of listed companies on terms no less exacting than the required standard set out in the Model Code, and all Directors have confirmed that they have complied with the Model Code and the Company's own code during the period under review.

Purchase, Sale or Redemption of Listed Securities

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Term used	Brief description
Bright Dairy	Bright Dairy and Food Co. Ltd. (SSE stock code: 600597)
Changzhou Pharmaceutical	Changzhou Pharmaceutical Co. Ltd.
Changzhou Techpool	Changzhou Techpool Pharmaceutical Co. Ltd.
General Water of China	General Water of China Co. Ltd.
Guangdong Techpool	Guangdong Techpool Biochem Pharma Co. Ltd.
Hangzhou Qingchunbao	Chia Tai Qingchunbao Pharmaceutical Co. Ltd.
Hu-Ning Expressway	Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd.
Huizhong Automotive	Shanghai Huizhong Automotive Manufacturing Co. Ltd.
Huqingyutang Pharmaceutical	Hangzhou Huqingyutang Pharmaceutical Co. Ltd.
Lianhua Supermarket	Lianhua Supermarket Holdings Co. Ltd. (Stock Exchange stock code: 980)
Liaoning Herbapex	Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange
Mergen Biotech	Mergen Biotech Limited
Mergen Biotech Option Scheme	A share option scheme adopted by Mergen Biotech as approved by the Shareholders at the extraordinary general meeting held on 28th May 2004
MicroPort Medical	MicroPort Medical (Shanghai) Co. Ltd.
Model Code	Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules
Nanyang Tobacco	Nanyang Brothers Tobacco Co. Ltd.
Net Business Profit	Net profit excluding net corporate income
Pudong Container	Shanghai Pudong International Container Terminals Ltd.
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

Term used	Brief description
Shanghai Information Investment	Shanghai Information Investment Inc.
Shanghai Medical Instruments	Shanghai Medical Instruments Co. Ltd.
Shanghai Urban Development	Shanghai Urban Development (Holdings) Co. Ltd.
SI Pharmaceutical	Shanghai Industrial Pharmaceutical Investment Co. Ltd. (SSE stock code: 600607)
SIH	Shanghai Investment Holdings Ltd.
SIHL Option Scheme	A share option scheme adopted by the Company as approved by the Shareholders at the extraordinary general meeting held on 31st May 2002
SIIC	Shanghai Industrial Investment (Holdings) Co. Ltd.
SIIC Capital	SIIC Capital (B.V.I.) Ltd.
SIIC CM Development	SIIC CM Development Ltd.
SIIC Transportation Electric	Shanghai SIIC Transportation Electric Co. Ltd.
SMIC	Semiconductor Manufacturing International Corporation (Stock Exchange stock code: 981)
SSE	Shanghai Stock Exchange
STC	Shanghai Industrial Investment Treasury Co. Ltd.
Stock Exchange	The Stock Exchange of Hong Kong Ltd.
Sunway Biotech	Shanghai Sunway Biotech Co. Ltd.
Wanzhong Automotive	Shanghai Wanzhong Automotive Components Co. Ltd.
Wing Fat Printing	The Wing Fat Printing Co. Ltd.
Xiamen TCM	Xiamen Traditional Chinese Medicine Co. Ltd.
Yongjin Expressway	Zhejing Jinhua Yongjin Expressway Co. Ltd.



中期報告 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

股份代號：363

目錄

董事

執行董事
蔡來興先生*(董事長)*
蔡育天先生*(副董事長及行政總裁)*
瞿　定先生*(副董事長及常務副行政總裁)*
呂明方先生
丁忠德先生
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

獨立非執行董事
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

董事會轄下委員會

執行委員會
蔡來興先生*(委員會主席)*
蔡育天先生
瞿　定先生
呂明方先生
錢世政先生
姚　方先生

審核委員會
羅嘉瑞先生*(委員會主席)*
吳家瑋先生
梁伯韜先生

薪酬委員會
羅嘉瑞先生*(委員會主席)*
吳家瑋先生
梁伯韜先生
瞿　定先生
胡自立先生

公司秘書

黃美玲女士

合資格會計師

李劍峰先生

授權代表

蔡育天先生
黃美玲女士

註冊辦事處

香港灣仔告士打道39號
夏慤大廈26樓
電話：(852) 2529 5652
傳真：(852) 2529 5067
電郵：enquiry@sihl.com.hk

核數師

德勤•關黃陳方會計師行

股份過戶登記處

卓佳秘書商業服務有限公司
香港灣仔皇后大道東28號
金鐘匯中心26樓
電話：(852) 2980 1766
傳真：(852) 2861 1465

美國預托證券存託銀行

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station
New York, NY 10286-1258

公司股份代號

香港聯合交易所	:	363
彭博	:	363 HK
路透社	:	0363.HK
美國預托證券代號	:	SGHIY

公司網址

www.sihl.com.hk

股息通知

中期股息

上海實業控股有限公司董事會決議派發截至二零零七年六月三十日止六個月期間中期股息每股37港仙(二零零六年：22港仙)予於二零零七年九月二十一日(星期五)登記於股東名冊內的股東，有關股息將於二零零七年十月三日(星期三)派付予各位股東。

暫停辦理股份過戶登記手續

股份過戶登記處將於二零零七年九月十九日(星期三)至二零零七年九月二十一日(星期五)(包括首尾兩天)暫停辦理本公司股份過戶登記手續。股息通知將於二零零七年十月三日(星期三)寄予各位股東。如欲獲派發中期股息，股東須於二零零七年九月十八日(星期二)下午四時三十分前，將所有過戶表格連同有關股票送達本公司之股份過戶登記處卓佳秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，辦理過戶手續。

財務日誌

二零零七年中期業績	已於二零零七年八月三十日(星期四)公佈
暫停辦理股份過戶	二零零七年九月十九日(星期三)至二零零七年九月二十一日(星期五)(包括首尾兩天)
二零零七年中期股息記錄日期	二零零七年九月二十一日(星期五)
二零零七年中期股息的派付	於二零零七年十月三日(星期三)派付


董事長報告書

產業轉型見突破　　中期業績創新高

本人欣然向各位股東宣佈，截至二零零七年六月三十日止六個月，本集團未經審核綜合股東應佔溢利同比上升49.2%，達9.33億港元，創歷年新高；營業額同比上升15.1%，達39.17億港元；每股盈利同比上升49.1%，達96.3港仙。

本期間，本集團旗下各項現有業務業績穩中有升，基礎堅實；參與上海國資優質房地產資產戰略重組，在各方支持下，通過規範運作，喜見突破；有序退出非核心產業，推進集團戰略轉型，成效顯現。

於本期間後，本集團抓住資本市場投資氣氛，宣佈以先舊後新方式配售9,690萬股本公司股份，配售價每股31.2港元，集資額達30億港元，將用於基建設施及房地產業務資產及項目之收購，包括商業物業項目如：辦公大樓及酒店。

本公司堅持一貫穩健的派息政策，決議通過派發截至二零零七年六月三十日止六個月期間中期股息每股37港仙(二零零六年：22港仙)予於二零零七年九月二十一日(星期五)已登記在本公司股東名冊內之股東。上述中期股息將於二零零七年十月三日(星期三)派付予各位股東。

現有業務穩中有升

基建設施業務於本期間為本集團提供1.44億港元盈利貢獻。兩條收費公路的車流量不斷增長，而水務項目的營業額亦持續上升。期內，滬寧高速公路(上海段)改擴建工程已全面啟動。由於去年同期出售港口集裝箱項目獲稅後特殊收益2.44億港元，因此基建設施業務於本期間盈利貢獻同比出現下調。

本期間，醫藥業務盈利貢獻達7,185萬港元，轉虧為盈，主要由於去年同期上實醫藥進行股權分置改革為本集團帶來2.15億港元特殊虧損。國內醫藥市場的經營環境總體而言逐步回暖，預計低迷過後將會迎來新一輪的較快發展。

期內，南洋煙草、永發印務及光明乳業盈利增長顯著，再加上於本期間出售汽車及零部件業務獲稅後特殊收益達1.55億港元，使本集團消費品業務的盈利貢獻於本期間大幅上升185%，達6.24億港元。

核心產業喜見突破

於二零零七年六月二十七日，本公司公佈向上海城開集團注入約人民幣21.31億元資金持有其40%股權，交易的所有審批手續已於本年七月完成。上海城開集團總資產超過人民幣110億元，擁有多個具戰略價值的重大商業和住宅地產項目，可開發建築面積超過200萬平方米，分佈上海市、江蘇昆山、湖南長沙和安徽合肥等地，其中包括「徐家匯中心」及「萬源城」。前者是目前上海市中心最大的綜合性商業項目，而後者為上海中環線內面積最大的住宅項目，兩項計劃的總投資額預算共達人民幣260億元。

入股上海城開集團，標誌著本公司強勢介入上海房地產市場，快速奠定房地產作為核心業務的地位。本公司之財務優勢，低負債率及強勁現金流均有利於房地產業務的擴展和整合。上海城開集團股權收購是本集團進軍房地產業務的首步，本集團將致力落實進一步擴大房地產業務的規模，推動本集團盈利的快速成長。

戰略轉型有序推進

繼去年本集團退出港口集裝箱業務後，於二零零七年六月十二日，本公司公佈出售匯眾汽車、萬眾汽車及上實交通電器非控制性股權，總作價人民幣16.05億元，全面退出汽車及零部件業務，交易所涉審批手續經已於本期間完成，為本集團帶來1.55億港元稅後特殊收益。股權轉讓所得資金將用於核心產業項目的收購。

於本期間，本公司公佈向上實醫藥注入杭州青春寶等五家中醫藥企業，交易作價人民幣15.15億元，上實醫藥將發行1.0722億股集資支付，其中本公司以每股人民幣14.13元認購4,677萬股。重組完成後，本集團的醫藥資產將基本集中在上實醫藥平台上，上實醫藥的主營業務收入和現金流情況將得到改善，為未來把握境內資本市場蓬勃發展的有利時機進行資本運作創造空間。目前，重組方案正在積極推進當中。

展望

進軍房地產業務、退出非核心產業及資產重組等一連串行動，為本集團以消費品為基礎，以房地產、基建和醫藥業務核心發展領域的整體發展策略奠下堅實的基礎。

展望未來，在房地產方面，本集團將依托公司本身上海背景和大股東資源，憑藉本公司和上海城開集團管理層對上海房地產市場的累積經驗，繼續收購在上海及鄰近地區之優質房地產項目及公司，參與上海國資房地產資產戰略性重組，增加土地儲備和優質物業，提高盈利貢獻至核心產業水平。

在基建設施方面，本集團會積極於上海及其他經濟增長較快的省市收購具盈利增長潛力的公路項目，進一步拓展收費公路業務；水務業務則會努力推進旗下水務項目的供水及污水處理達致規模效益，致力改善資本結構，為股東創造更佳的回報。

在醫藥方面，本集團將加快落實完成上實醫藥作為統一投資平台的構建，繼續以中藥及生物醫藥行業為主要發展方向，致力整合國內分銷網絡，鼓勵新藥的研發及尋求與國際醫藥企業的戰略合作。

在消費品方面，本集團將聚焦於經營效益及盈利能力的提升，強化銷售及分銷渠道，利用集團品牌優勢，進一步擴大銷售規模，為本集團帶來穩定現金流。

本人謹藉此機會代表董事會，對本公司全體股東一直以來對本集團的支持和愛護，並對管理團隊和全體員工為本集團業務發展所付出的不懈努力和貢獻，致以衷心的謝意。



蔡來興
董事長

香港，二零零七年八月三十日


上海實業控股有限公司
(363 HK)
房地產
上海城開集團 (40%)
基建設施
滬寧高速 (100%)
甬金高速 (30%)
中環水務 (50%)
醫藥
杭州青春寶 (55%)
胡慶餘堂藥業 (51%)
廈門中藥廠 (61%)
遼寧好護士 (55%)
三維生物 (70.4%)
廣東天普 (51%*)
常州藥業 (58.2%*)
微創醫療 (19.1%)
上海醫療器械 (99%*)
消費品
南洋煙草 (100%)
光明乳業 (25.17%)
(600597 CH)
永發印務 (93.4%)
聯華超市 (21.17%*)
(980 HK)
其他
中芯國際 (9.81%)
981 HK
上海信投 (20%)

*該等權益由上實醫藥持有

截至二零零七年六月三十日止半年度，本集團未經審核綜合股東應佔溢利同比上升49.2%，達9.33億港元，營業額上升15.1%，達39.17億港元。按業務劃分，基建設施、醫藥、消費品三大產業為本集團提供的溢利分別為1.44億港元、7,185萬港元和6.24億港元，佔本集團業務淨利潤之比重分別為16.9%、8.4%和73.0%。

各業務板塊佔本集團業務淨利潤之比重


1.7%
16.9%
8.4%
73.0%
基建設施
醫藥
消費品
其他

房地產

於本期間，本公司宣佈與上海市徐匯區國有資產監督管理委員會簽訂協議，入股上海市房地產國有企業上海城開集團，作價約人民幣21.31億元，本公司獲40%股權。交易的所有審批手續已於本年七月完成。上海城開集團的業績將反映於本集團下半年帳目內。隨著公司若干預售樓盤將於明年陸續進行交割，預計上海城開集團來年度盈利會有可觀的增長。

上海城開集團於一九九六年成立，主要業務包括房地產開發、銷售、租賃及管理。上海城開集團擁有多個具戰略價值的重大商業和住宅地產項目，可開發建築面積超過200萬平方米，分佈上海市、江蘇昆山、湖南長沙和安徽合肥等地；其中包括位於上海市商業中心徐家匯地鐵站上蓋的大型現代服務業集聚區發展項目「徐家匯中心」，佔地13.2公頃，總規劃建築面積約63萬平方米，是迄今為止上海市中心最大的綜合性商業項目，計劃投資額達人民幣200億元；以及位於上海市西南、上海中環線內面積最大的住宅項目「萬源城」，佔地94.3公頃，總建築面積約83萬平方米，投資額將達人民幣60億元。這些重大戰略項目的持續開發，可望為本集團提供穩定的盈利來源。

上海城開集團是經國家建設部核准的具有國家一級資質的房地產開發企業，管理團隊具豐富房地產開發經驗，公司在上海市房地產行業享有良好聲譽，包括二零零六年「中國房地產企業100強之一」及「成長型前十大企業」，「上海市房地產開發企業50強」，「城開」及其集團標識被評為「上海市著名商標」等；近年曾推出多個受歡迎的住宅小區包括康健星辰、宜仕怡家、西雅圖和福源匯居等。

基建設施

本期間，基建設施業務的盈利貢獻達1.44億港元，佔本集團業務淨利潤的16.9%。由於去年同期出售港口集裝箱項目獲2.44億港元稅後特殊盈利，因此基建設施業務於本期間盈利貢獻同比出現下調。本集團會努力於年內進行收費公路項目的收購，如收購行動落實，將能進一步推高基建設施對本集團的盈利貢獻。

滬寧高速公路（上海段）改擴建工程已進入全面施工階段，為減少施工對日常運營工作的影響，公司制定了多種危機預案以處理改擴建工程期間的突發問題。截至本年六月底，滬寧高速公路（上海段）出口日均車流量約達69,000架次，同比上升21%。滬寧高速公路（上海段）拓寬改建項目的各項工作正在有序推進。期內，滬寧高速公路（上海段）仍受惠於政府若干改擴建工程補償，通行費及補償共計2.35億港元，為集團提供近1.65億港元利潤貢獻。上半年公司支付了工程款2.63億港元，累計已支付9.63億港元。

甬金高速公路（金華段）通行費收入在逐步增長中，本期間通行費收入為6,923萬港元，同比上升35.3%，日均車流量為11,200架次。隨著公路段逐漸為公路使用者認識，相信通行車費收入仍有相當的增長空間。

中環水務再次獲中國水網評為二零零六年度水務行業十大影響力企業，連續四年獲選反映了企業的市場認同度。中環水務目前已經正常運營的六個項目合併銷售收入達1.87億港元，同比增長15.1%。由於業務發展需要，中環水務對資金需求甚為殷切。中環水務將努力改善公司資本結構，並致力推進旗下水務項目的供水及污水處理達致規模效益，積極按期完成在建工程項目的建設。

醫藥

本期間，醫藥業務的盈利貢獻為7,185萬港元，轉虧為盈，佔本集團業務淨利潤的8.4%。盈利上升主要由於去年同期上實醫藥進行股權分置改革為本集團帶來2.15億港元特殊虧損。國內醫藥市場經營環境雖仍受產品降價及成本上漲的影響，但整體已逐步回暖，預計低迷過後將會迎來新一輪的較快發展。

本期間，本集團中醫藥及保健食品業務的銷售整體保持穩健增長，達8.71億港元，同比上升7.68%。「登峰」系列藥品銷售達2.57億港元，同比下跌2.94%；「鼎爐」系列及「好護士」系列藥品銷售分別為7,410萬港元及7,031萬港元，同比分別上升23.73%及27.46%；「胡慶餘堂」系列藥品的銷售為9,576萬港元與去年比較上升4.21%。保健食品方面，「青春寶」系列保健食品的銷售為2.28億港元，同比上升11.26%。

於本期間，生物醫藥的銷售為1.63億港元，略低於去年同期。期內，本集團完成整體收購常州天普股權，優化了天普系列公司的股權關係，整合產業鏈，加強了廣東天普對原料供應的控制。市場營銷方面，主要藥品「天普洛安」於本期間銷售增長14.99%，達6,973萬港元。

化學藥品方面，於本期間實現營業收入7.92億港元，較去年同期增長13.82%。降血壓系列藥品銷售達1.02億港元，同比上升18.66%。

醫療器械方面，上海醫療器械產品銷售目前仍以內銷市場為主，本期間實現銷售收入2.67億港元，同比下跌7.99%。

二零零七年上半年主要產品銷售

產品名稱	產品類別／療效	銷售額 人民幣千元	同比變化
「登峰參麥注射液」	心血管類	132,454	1.62%
「登峰丹參注射液」	心血管類	60,387	4.60%
「胡慶餘堂胃復春片」	胃炎	39,883	-1.39%
「好護士乳癖消片」	婦科	51,099	20.48%
「鼎爐新癀片」	抗菌消炎鎮痛	44,512	12.84%
「青春寶抗衰老片」	提升免疫力	170,030	4.85%
「青春寶永真片」	保健食品	25,471	41.14%
「青春寶美容膠囊」	保健食品	31,140	-1.30%
「胡慶餘堂鐵皮楓斗晶」	保健食品	22,653	-35.85%
「天普洛安」	尿胰蛋白酶抑制劑	69,730	14.99%
「常藥卡托普利片」	抗高血壓	34,600	12.06%

消費品

本期間，消費品業務盈利同比上升185%，達6.24億港元，佔本集團業務淨利潤的73%。盈利上升主要原因為本期間出售匯眾汽車、萬眾汽車及上實交通電器股權獲稅後特殊盈利1.55億港元。此外，汽車及零部件業務於本期間亦為本集團帶來1.5億港元的利潤貢獻。

二零零七年上半年，南洋煙草緊緊圍繞全年「優化市場結構、加快技術改造、完善基礎管理、提升企業形象」的方針目標，有條不紊地開展各項工作，成效顯著。本期間，銷售增長良好，銷售收入9.33億港元，同比上升18.9%，淨利潤達2.01億港元，同比上升25.2%。隨著結構調整不斷推進，南洋煙草加快企業技術改造力度，重設和改造生產線，有利實現裝備現代化。期內，南洋煙草就ISO9001：2000質量管理體系的認證工作開展了相關的培訓活動。

永發印務發展不斷壯大，業務已由原來的包裝材料之優質印刷拓展至箱板紙品的生產及紙品貿易，並達到足以獨立上市之規模。於本年八月，本集團已正式向聯交所遞交分拆永發印務於聯交所主板市場上市的排期申請表格，爭取於年底前於聯交所掛牌上市。永發印務成功上市將為公司拓展融資渠道，為未來加速發展創造空間。

本期間，光明乳業堅持集中優勢資源聚焦產品的戰略定位，通過對內調整組織架構，減少內耗；對外加強市場營銷力度，提高市場佔有率。期內，公司實現主營業務收入和淨利潤同步增長。二零零七年上半年公司實現主營業務收入38.47億港元，同比上升10.7%；淨利潤1.01億港元，同比上升7.89%；其中乳製品主營業務收入30億港元，同比上升10.7%；乳製品收入中，上海地區收入9.47億港元，同比上升11.03%；上海以外地區收入20.53億港元，同比上升10.49%。二零零七年上半年，光明乳業推出了多個新品，包括：「光明e+益生菌無蔗糖低脂木糖醇酸牛奶」、「AB100果粒優酪乳」、「減脂牛奶」及「暢優」系列產品等。宏觀經濟的正向發展、城鎮居民可支配收入的同步提高、消費價格漲勢溫和、居民儲蓄率提高以及中央政府的政策性導向都給乳品業這一健康性的食品工業提供了持續發展的空間，前景秀麗。

超市連鎖業務方面，於本期間，聯華超市營業額增長7.54%，達89.81億港元，股東應佔盈利達1.4億港元，同比上升1.37%。截至二零零七年六月三十日止，聯華超市直接經營和加盟經營的門店總數達3,649家（不計聯營公司經營的門店），網點規模繼續保持全國領先。自二零零五年超級市場業態轉型啟動以來，現代時尚的經營模式有力地吸引了中、高端消費群體。回顧期內，公司的超級市場業務新轉型的門店為42家，累積完成轉型的門店數已達137家。轉型門店日均銷售同比上升約19.16%，日均客流上升約12.42%。期內，聯華超市繼續推進供應商上線供應鏈管理平台（B2B項目）。目前，已有超過50%的供應商上線該管理平台，有效地提高了商品滿足率，加快了門店和供應商的庫存周轉。

其他

本期間，中芯國際銷售額與去年同期相比增加7.1%至59.52億港元，淨利潤5,231萬港元，同比轉虧為盈。由近期市場趨勢來看，手機應用產品之需求及多樣性均持續增加，而電源管理IC及消費性電子商品如個人多媒體播放器及MP3和MPEG4等均看到了強勁的芯片代工需求。中芯國際預期第三季總營業額將有2%至5%之增長，而來自90納米制程之營業額亦將持續增長。公司目前正在進行8Gb NAND flash產品開發，並預期2Gb NAND flash產品將於二零零七年下半年推出市場，這個里程碑呈現中芯國際在NAND flash芯片代工市場上的技術及製造能力，並成為市場供應商之一。

主要數據

	二零零七年	二零零六年	變幅
	未經審核		
業績	截至六月三十日止六個月		
營業額(千港元)	**3,916,952**	3,401,805	15.1%
股東應佔溢利(千港元)	**932,910**	625,375	49.2%
每股盈利－基本(港仙)	**96.3**	64.6	49.1%
每股股息－中期(港仙)	**37**	22	68.2%
股息派發比率	**38.4%**	34.1%	
利息覆蓋倍數(註(1))	**22.2倍**	19.1倍	
	未經審核	經審核	
資產負債狀況	**六月三十日**	十二月三十一日	
資產總額(千港元)	**24,668,636**	23,658,128	4.3%
股東權益(千港元)	**18,172,630**	17,505,381	3.8%
每股資產淨值(港元)	**18.74**	18.07	3.7%
總負債對總資金(註(2))	**9.5%**	10.0%	
已發行股數(股)	**969,531,000**	968,504,000	

註(1)： (除稅、利息支出、折舊及攤銷前利潤)／利息支出

註(2)： 附息借貸／(股東權益＋少數股東權益＋附息借貸)

一 財務業績分析

1 本公司股東應佔溢利

受惠於各主要業務的穩定增長，以及退出非核心的汽車及零部件業務錄得的出售利潤，集團於二零零七年上半年度錄得股東應佔溢利9億3,291萬港元，較二零零六年同期增加3億754萬港元或約49.2%。


百萬港元
1500
1200
900
600
300
0
2003
2004
2005
2006
2007
下半年度溢利
上半年度溢利

2 各業務溢利貢獻

本期間各業務對集團的業務溢利貢獻以及去年同期比較數據綜合如下：

	未經審核 截至六月三十日止六個月 **二零零七年** **千港元**	 二零零六年 千港元	 變幅
基建設施	**144,214**	448,515	(67.8%)
醫藥	**71,851**	70,023	2.6%
消費品	**623,634**	250,983	148.5%
信息技術	**14,552**	35,080	(58.5%)
股權分置改革之虧損	–	(247,094)	

本期間基建設施業務的溢利下降約67.8%，主要是去年同期的利潤貢獻中包括了出售浦東集裝箱10%股權而獲得約2億4,367萬港元的利潤及由該企業取得約3,842萬港元的分紅。

醫藥業務仍然受產品降價、原材料成本持續上漲、出口退稅政策調整等因素影響，本期間錄得經營溢利約為7,185萬港元，比較去年同期扣除股權分置改革的一次性虧損後有輕微上升。



本集團於上半年度完成出售三家從事於非核心業務的汽車及零部件企業，錄得1億5,460萬港元的出售利潤，再加上各主要消費品企業經營溢利上升，帶動消費品業務利潤貢獻的增長，其中，南洋煙草的免稅煙及出口海外銷量的提升而錄得盈利增長25.2%。

期內，中芯國際有來自於中國當地設計公司的訂單增長，取得武漢和成都項目的管理費等有利因素，致使在動態隨機存取記憶體(「DRAM」)市場價格壓力下，中芯國際上半年度業績錄得約671萬美元利潤。二零零六年上半年度信息技術業務的業績中包括中芯國際的業績貢獻以外，還反映成謙聲匯控股有限公司及珠海炬力集成電路設計有限公司兩項策略性投資公允值變動之溢利，但本期間則沒有錄得類似的溢利。

各業務於二零零七年上半年度的經營情況及進展已詳載於《業務回顧、討論與分析》內。

3 **營業額**

	未經審核 截至六月三十日止六個月 **二零零七年** **千港元**	 二零零六年 千港元	變幅
基建設施	**162,653**	122,064	33.3%
醫藥	**2,157,476**	1,885,791	14.4%
消費品	**1,596,823**	1,393,950	14.6%
	3,916,952	3,401,805	15.1%


2007年上半年度
4.1%
40.8%
55.1%
2006年上半年度
3.6%
41.0%
55.4%
基建設施
醫藥
消費品

本期間本集團的營業額比較去年同期增加約15.1%，各業務的營業額均錄得非常可觀的升幅，其中基建設施業務的營業額錄得約33.3%增長，是由於滬寧高速(上海段)的日均車流量達到6.9萬輛，較去年同期有21%增長，再加上車輛平均通行費的上升所致。

受惠於免稅煙及出口海外銷量的提升，南洋煙草的營業額上升18.9%，帶動消費品業務的營業額錄得14.6%增長。

儘管國內醫藥行業持續受原材料價格上漲、出口退稅政策調整、藥品降價措施等因素影響，但醫藥行業的運行環境已有好轉的跡象，本集團的醫藥營業額錄得14.4%的升幅。

4　除稅前溢利

(1)　毛利率

本期間的毛利率為37.9%，較去年同期毛利率38.5%，下降約0.6個百份點。毛利率的下降主要因醫藥業務中毛利率相對較低的商業零售銷售比重增加。

(2)　投資收入

投資收入的減少主要是去年錄得出售10%浦東集裝箱股權的盈利約2億6,807萬港元並取得約3,842萬港元的分紅。

(3)　其他收入

其他收入主要是滬寧高速獲得車流量下降補償款約6,758萬港元，由於滬寧高速的車流量增加致使差額補償的金額下降，補償金額與去年同期比較減少約2,915萬港元。

(4)　分佔合營企業溢利

匯眾汽車的經營業績轉虧為盈，為本集團帶來約1億2,634萬港元的利潤貢獻，致使分佔合營企業溢利大幅改善。

(5) 分佔聯營公司溢利

分佔聯營公司溢利增加的主要原因是中芯國際在DRAM市場的價格壓力下，受惠於中國當地設計公司的訂單增長，取得武漢和成都項目的管理費等因素轉虧為盈。

(6) 出售附屬公司、合營企業及聯營公司權益之淨溢利

本集團於本期間完成出售三家從事於非核心業務的汽車及零部件企業，錄得1億5,460萬港元的出售利潤。

5 股息

本集團董事會宣布派發中期股息每股37港仙，派息比率為38.4%，比二零零六年中期股息每股22港仙和派息比率34.1%，分別增加68.2%和4.3個百份點。

二 集團財務狀況

1 資本及股東權益

截至二零零七年六月三十日，本集團已發行股份共969,531,000股，較二零零六年度末的968,504,000股增加1,027,000股，增加主要是本期間內員工行使購股期權。

本集團保持穩健的財務狀況。受上半年度淨利潤和股份數目增加的影響，在扣減本期間內實際派發的股息，本集團的股東權益於二零零七年六月三十日達約181億7,263萬港元，增加約6億6,725萬港元。


十億港元
20
18
16
14
12
10
8
6
4
2
0
2003
2004
2005
2006
6/2007
股東權益

2 債項

(1) 借貸

本集團於去年透過全資附屬公司SIHL Finance Limited，獲得一項5年期的30億港元長期及循環銀團貸款額度，為集團在具吸引力的利率水平下預留備用信貸額度。

於二零零七年六月三十日，本集團的總貸款約為21億4,303萬港元(二零零六年十二月三十一日：21億8,685萬港元)，其中85.0%(二零零六年十二月三十一日：83.3%)為無抵押擔保的信用貸款。

(2) 資產抵押

於二零零七年六月三十日，本集團下列資產已抵押予銀行以取得該等銀行給予的信貸額度：

(a) 帳面淨值約23,833,000港元(二零零六年十二月三十一日：22,857,000港元)的廠房及機器；

(b) 帳面淨值約258,788,000港元(二零零六年十二月三十一日：195,494,000港元)的租賃土地及樓宇；

(c) 帳面淨值約124,000港元(二零零六年十二月三十一日：82,000港元)的汽車；及

(d) 銀行存款約值7,800,000港元(二零零六年十二月三十一日：560,000港元)。

另外，於二零零七年六月三十日本集團帳面淨值約175,222,000港元(二零零六年十二月三十一日：180,322,000港元)之廠房及機器已抵押給獨立第三者，此第三者則提供保證予銀行，作為本集團銀行貸款之擔保。

於二零零七年六月三十日，本集團已抵押銀行定期存款約1億2,500萬港元（二零零六年十二月三十一日：2,800萬港元)，致使下屬企業獲得銀行貸款。

(3) 或然負債

於二零零七年六月三十日，本集團為下屬合營企業、聯營公司及第三方的銀行信貸額向銀行提供合共約2億3,153萬港元(二零零六年十二月三十一日：6,480萬港元)的擔保。

3 銀行結存及短期投資

本集團於二零零七年六月三十日持有銀行結存及短期投資分別約73億6,496萬港元(二零零六年十二月三十一日：68億556萬港元)和14億3,996萬港元(二零零六年十二月三十一日：16億6,011萬港元)。銀行結存的美元、人民幣及港元的比例分別為55%、38%及7%(二零零六年十二月三十一日：59%、29%及12%)。短期投資中主要包括基金、股票掛鉤票據、債券及香港上市公司股票等投資。

目前本集團的資產負債結構屬於淨現金，擁有充裕的流動資金和穩健的利息覆蓋倍數，但將不時檢討市場情況及考慮公司發展需要，尋求優化資本結構的機會。

三 財務風險管理政策

1 外匯風險

本集團的業務主要集中在中國和香港特別行政區，面對的外匯風險主要是美元、港元和人民幣的匯率波動。本集團一直關注這些貨幣的匯率波動及市場趨勢，由於港元和人民幣均執行有管理的浮動匯率制度，故此在檢視目前面對的風險後，本期間並沒有簽訂任何旨在減低外匯風險的衍生工具合約。

2 利率風險

為了審慎處理利率風險的管理工作，本集團將繼續檢討市場趨勢、集團經營業務的需要及財務狀況，在有需要時將審慎地進行適當的對沖利率風險的安排。

3 信貸風險

本集團主要財務資產為銀行結存及現金、證券和債券投資、貿易及其它應收帳款。貿易及其它應收帳款於結算日在資產負債表中為已扣除壞帳準備的淨額，而壞帳準備是根據本集團的會計政策或基於以往經驗預期可收回的現金流有產生虧損的可能便需要作出減值。

至於為控制庫務操作的信貸風險，本集團的銀行結存及現金、證券和債券投資均必須在具信譽的金融機構存放及進行交易，持有的證券和債券投資在流通量及信貸評級等方面均有嚴格的要求及限制，以減低財務投資的信貸風險。

四 結算日後事項

1 投資上海城開集團40%股權

二零零七年六月二十七日，本公司與上海市徐匯區國有資產監督管理委員會訂立增資協議，據此，本公司同意向上海城開集團增資人民幣2,130,660,600元以換取上海城開集團之40%股本權益。本公司於二零零七年六月三十日前已向上海聯合產權交易所支付人民幣220,000,000元之履約保證金，餘額約19億500萬港元已披露為資本性承擔。上海城開集團的增資已於二零零七年七月三十一日獲得相關的審批。

2 以每股31.2港元價格配售96,900,000股新股

於二零零七年七月十六日，上海投資及本公司與配售代理訂立配售協定，配售代理以每股配售價31.2港元配售96,900,000股上海投資持有的每股面值為0.10港元的現有股份。同日，上海投資與本公司訂立認購協議，按配售價每股31.2港元認購96,900,000股每股面值為0.10港元的新股份。此項配售已於二零零七年七月十八日完成。

3 分拆永發印務於聯交所主板上市

於二零零七年八月廿九日，本公司宣佈下屬子公司永發印務已向聯交所遞交排期申請表格，申請於聯交所主板上市。

中期財務資訊的審閱報告

致上海實業控股有限公司董事會
(於香港註冊成立之有限公司)

引言

我們已審閱列載於第22頁至第40頁上海實業控股有限公司的中期財務報告，此中期財務報告包括於二零零七年六月三十日的簡明綜合資產負債表與截至該日止六個月期間的簡明綜合收益表、綜合權益變動表和綜合現金流量表以及部份附註解釋。根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須符合上市規則中的相關規定和香港會計師公會頒佈的《香港會計準則》第34號「中期財務報告」的規定編製中期財務報告。董事須負責根據《香港會計準則》第34號「中期財務報告」編製及列報中期財務報告。我們的責任是根據我們的審閱對中期財務報告作出結論，並按照我們雙方所協議的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務資訊的審閱」進行審閱。中期財務報告審閱工作包括主要向負責財務會計事項的人員詢問，並實施分析和其他審閱程式。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表審核意見。

結論

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信中期財務資訊在所有重大方面沒有按照《香港會計準則》第34號「中期財務報告」的規定編製。

德勤•關黃陳方會計師行
執業會計師

香港
二零零七年八月三十日

	附註	截至六月三十日止六個月 二零零七年 千港元 （未經審核）	二零零六年 千港元 （未經審核）
營業額	3	**3,916,952**	3,401,805
銷售成本		**(2,431,075)**	(2,093,234)
毛利		**1,485,877**	1,308,571
投資收入		**211,680**	493,525
其他收入		**102,642**	131,795
分銷費用		**(550,402)**	(489,362)
行政費用		**(396,453)**	(394,282)
財務費用		**(64,105)**	(56,799)
分佔合營企業溢利		**138,330**	7,723
分佔聯營公司溢利		**103,376**	92,779
出售附屬公司、合營企業及聯營公司權益之淨溢利（虧損）		**159,482**	(4,994)
附屬公司股權分置改革之攤薄虧損		**–**	(214,955)
聯營公司股權分置改革之準備		**–**	(32,139)
購併附屬公司權益之折讓		**2,563**	–
除稅前溢利		**1,192,990**	841,862
稅項	4	**(133,441)**	(112,897)
期間溢利	5	**1,059,549**	728,965
歸屬於			
－本公司股東		**932,910**	625,375
－少數股東		**126,639**	103,590
		1,059,549	728,965
股息	6	**290,718**	212,987
每股盈利	7		
－基本		**96.3港仙**	64.6港仙
－攤薄		**95.9港仙**	64.2港仙

於二零零七年六月三十日

	附註	二零零七年 六月三十日 千港元 (未經審核)	二零零六年 十二月三十一日 千港元 (經審核)
非流動資產			
投資物業	8	71,010	80,570
物業、廠房及設備	8	2,861,775	2,671,797
已付土地租金－非流動部份		248,506	251,016
收費公路經營權		1,742,039	1,778,596
其他無形資產		75,564	89,659
商譽		428,124	421,825
於合營企業權益		1,177,423	2,444,993
於聯營公司權益		3,678,444	3,793,890
可供出售之投資		366,251	197,109
應收貸款－非流動部份		3,322	3,689
收購合營企業之已付訂金		225,662	–
採購物業、廠房及設備之已付訂金		833,187	664,945
遞延税項資產		23,520	28,762
		11,734,827	12,426,851
流動資產			
存貨		1,324,386	1,216,612
貿易及其他應收款項	9	2,797,473	1,513,127
已付土地租金－流動部份		7,035	7,035
於損益表按公允值列帳之財務資產	10	1,439,957	1,660,111
作抵押之銀行存款		132,800	28,560
短期銀行存款		720,562	674,845
銀行結存及現金		6,511,596	6,102,154
		12,933,809	11,202,444
持有作出售資產		–	28,833
		12,933,809	11,231,277

	附註	二零零七年 六月三十日 千港元 (未經審核)	二零零六年 十二月三十一日 千港元 (經審核)
流動負債			
貿易及其他應付款項	11	1,885,755	1,535,920
應付税項		135,562	102,464
短期銀行及其他貸款	12	547,105	614,741
		2,568,422	2,253,125
流動資產淨值		10,365,387	8,978,152
資產總值減流動負債		22,100,214	21,405,003
股本及儲備			
股本		96,953	96,850
股本溢價及儲備		18,075,677	17,408,531
本公司股東應佔股東權益		18,172,630	17,505,381
少數股東權益		2,229,472	2,225,614
總權益		20,402,102	19,730,995
非流動負債			
長期銀行及其他貸款	12	1,586,824	1,561,962
遞延税項負債		111,288	112,046
		1,698,112	1,674,008
		22,100,214	21,405,003

簡明綜合權益變動表

截至二零零七年六月三十日止六個月

	歸屬於本公司股東之權益												
	股本 千港元	股本溢價 千港元	購股權儲備 千港元	股本贖回儲備 千港元	其他重估儲備 千港元 (註i)	對沖儲備 千港元	重估儲備 千港元	換算儲備 千港元	中國法定儲備 千港元 (註ii)	保留溢利 千港元	總額 千港元	少數股東權益 千港元	總權益 千港元
於二零零六年一月一日(經審核)	96,753	10,135,781	7,827	1,071	8,144	6,421	-	173,517	453,100	5,493,278	16,375,892	1,832,137	18,208,029
現金流量對沖虧損	-	-	-	-	-	(6,421)	-	-	-	-	(6,421)	-	(6,421)
可供出售之投資之公允值調整	-	-	-	-	-	-	6,543	-	-	-	6,543	-	6,543
未於收益表確認的淨溢利	-	-	-	-	-	(6,421)	6,543	-	-	-	122	-	122
本期間溢利	-	-	-	-	-	-	-	-	-	625,375	625,375	103,590	728,965
出售聯營公司權益時之實現額	-	-	-	-	-	-	-	(10,234)	-	-	(10,234)	-	(10,234)
附屬公司股權分置改革 攤薄權益時之實現額	-	-	-	-	-	-	-	(3,778)	-	-	(3,778)	-	(3,778)
附屬公司股權分置改革攤薄權益	-	-	-	-	-	-	-	-	-	-	-	209,257	209,257
本期間確認的收入及費用總額	-	-	-	-	-	(6,421)	6,543	(14,012)	-	625,375	611,485	312,847	924,332
行使購股期權發行之股份	62	-	-	-	-	-	-	-	-	-	62	-	62
發行股份之溢價	-	7,338	-	-	-	-	-	-	-	-	7,338	-	7,338
因行使購股期權而轉至股本溢價	-	103	(103)	-	-	-	-	-	-	-	-	-	-
確認以股份為基準之付款支出	-	-	5,023	-	-	-	-	-	-	-	5,023	31	5,054
儲備調撥	-	-	-	-	-	-	-	-	17,448	(17,448)	-	-	-
已付附屬公司少數股東股息	-	-	-	-	-	-	-	-	-	-	-	(129,591)	(129,591)
收購附屬公司	-	-	-	-	-	-	-	-	-	-	-	19,584	19,584
已付股息(附註6)	-	-	-	-	-	-	-	-	-	(212,987)	(212,987)	-	(212,987)
於二零零六年六月三十日(未經審核)	96,815	10,143,222	12,747	1,071	8,144	-	6,543	159,505	470,548	5,888,218	16,786,813	2,035,008	18,821,821

	歸屬於本公司股東之權益												
	股本 千港元	股本溢價 千港元	購股權儲備 千港元	股本贖回儲備 千港元	其他重估儲備 千港元 (註i)	對沖儲備 千港元	重估儲備 千港元	換算儲備 千港元	中國法定儲備 千港元 (註ii)	保留溢利 千港元	總額 千港元	少數股東權益 千港元	總權益 千港元
於二零零七年一月一日(經審核)	96,850	10,147,375	18,481	1,071	8,144	-	4,002	451,039	478,914	6,299,505	17,505,381	2,225,614	19,730,995
可供出售之投資之公允值調整及未於收益表確認的淨溢利	-	-	-	-	-	-	97,194	-	-	-	97,194	-	97,194
本期間溢利	-	-	-	-	-	-	-	-	-	932,910	932,910	126,639	1,059,549
出售合營企業權益時之實現額	-	-	-	-	-	-	-	(78,769)	-	-	(78,769)	-	(78,769)
出售聯營公司權益時之實現額	-	-	-	-	-	-	-	(9,021)	-	-	(9,021)	-	(9,021)
出售附屬公司權益時之實現額	-	-	-	-	-	-	-	(2,714)	-	-	(2,714)	-	(2,714)
本期間確認的收入及費用總額	-	-	-	-	-	-	97,194	(90,504)	-	932,910	939,600	126,639	1,066,239
行使購股期權發行之股份	103	-	-	-	-	-	-	-	-	-	103	-	103
發行股份之溢價	-	15,188	-	-	-	-	-	-	-	-	15,188	-	15,188
因行使購股期權而轉至股本溢價	-	1,256	(1,256)	-	-	-	-	-	-	-	-	-	-
發行股份之有關支出	-	(15)	-	-	-	-	-	-	-	-	(15)	-	(15)
確認以股份為基準之付款支出	-	-	3,091	-	-	-	-	-	-	-	3,091	-	3,091
儲備調撥	-	-	-	-	-	-	-	-	74,284	(74,284)	-	-	-
已付附屬公司少數股東股息	-	-	-	-	-	-	-	-	-	-	-	(104,068)	(104,068)
出售合營企業權益時之實現額	-	-	-	-	-	-	-	-	(199,627)	199,627	-	-	-
出售聯營公司權益時之實現額	-	-	-	-	-	-	-	-	(21,962)	21,962	-	-	-
出售附屬公司	-	-	-	-	(519)	-	-	-	(1,904)	2,423	-	(18,713)	(18,713)
已付股息(附註6)	-	-	-	-	-	-	-	-	-	(290,718)	(290,718)	-	(290,718)
於二零零七年六月三十日(未經審核)	96,953	10,163,804	20,316	1,071	7,625	-	101,196	360,535	329,705	7,091,425	18,172,630	2,229,472	20,402,102

註：

(i) 其他重估儲備是從收購附屬公司而作之公允值調整。

(ii) 中華人民共和國(「中國」)法定儲備乃本集團於中國之附屬公司、合營企業及聯營公司，根據中國法例而作之撥備。

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
	（未經審核）	（未經審核）
經營業務之現金流入淨值	**633,762**	453,056
投資業務之現金流入淨值：		
出售合營企業所得款項	**885,000**	-
出售附屬公司（扣除所得現金及等同現金項目淨值）	**89,738**	-
購買物業、廠房及設備	**(296,059)**	(143,004)
收購合營企業之已付訂金	**(225,662)**	-
增加採購物業、廠房及設備之已付訂金	**(168,242)**	(353,882)
出售可供出售之投資所得款項	**-**	450,492
出售聯營公司所得款項	**-**	317,395
其他投資現金流	**(22,912)**	11,928
	261,863	282,929
融資業務之現金流出淨值：		
已付股息	**(290,718)**	(212,987)
償還銀行及其他貸款	**(123,174)**	(160,345)
已付少數股東股息	**(104,068)**	(129,591)
借貸款項	**79,350**	167,956
其他融資現金流	**(47,573)**	(7,209)
	(486,183)	(342,176)
現金及等同現金項目之增加	**409,442**	393,809
於一月一日之現金及等同現金項目	**6,102,154**	5,764,596
於六月三十日之現金及等同現金項目，即銀行結存及現金	**6,511,596**	6,158,405

1. 編製基準

本簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六之相應披露要求及按香港會計師公會頒佈之《香港會計準則》第34號「中期財務報告」之規定而編製。

2. 主要會計政策

本簡明綜合財務報告根據歷史成本為基準編製，惟若干物業及金融工具以公允值計量。

除以下所述外，本簡明綜合財務報告所採納的會計政策與本集團二零零六年十二月三十一日之年報所採納的一致。

本集團於本中期期間首次採用多項由香港會計師公會頒布之新準則，修訂及詮釋(「新香港財務報告準則」)，適用於本集團二零零七年一月一日以後開始之會計期間。

採用這些新香港財務報告準則對本期間及以往會計期間之業績及財務狀況沒有重大影響，故此沒有需要作出以往期間調整。

本集團並未於本中期財務報告中應用以下已頒布但尚未生效的新準則、修訂及詮釋。本集團已開始評估香港(國際財務報告詮釋委員會)－詮釋第12號「服務特許權安排」對本集團的潛在影響，但目前仍未能確定此詮釋會否對本集團的業績及財務狀況有重大影響。除此以外，本公司之董事預計其餘已頒布但尚未生效的新準則、修訂及詮釋之應用將不會對本集團的業績及財政狀況構成重大影響。

香港會計準則第23號(修訂)	借貸成本[1]
香港財務報告準則第8號	營業分類[1]
香港(國際財務報告詮釋委員會)－詮釋第11號	根據香港財務報告準則第2號「集團及庫務股份交易」[2]
香港(國際財務報告詮釋委員會)－詮釋第12號	服務特許權安排[3]

1 適用於二零零九年一月一日或以後開始之年度期間
2 適用於二零零七年三月一日或以後開始之年度期間
3 適用於二零零八年一月一日或以後開始之年度期間

3. 業務分部信息

為了管理目的，本集團目前分為四個經營業務－基建設施、醫藥、消費品及信息技術。本集團是以這四個業務為基礎報告其主要分部信息。

主要業務如下：

基建設施	－	投資於收費公路及水務行業
醫藥	－	製造、銷售藥品及保健品；醫療器械
消費品	－	製造及銷售香煙、包裝材料、印刷產品、造紙、乳製品、汽車、汽車零件及配件
信息技術	－	發展信息基建及資訊科技業務

截至二零零七年六月三十日止六個月

	基建設施 千港元	醫藥 千港元	消費品 千港元	信息技術 千港元	綜合 千港元
銷售					
對外銷售	162,653	2,157,476	1,596,823	－	3,916,952
分部業績	165,122	215,120	361,051	－	741,293
未分攤總部收入淨值					112,051
財務費用					(64,105)
分佔合營企業溢利	(17,933)	22,182	127,051	7,030	138,330
分佔聯營公司溢利	－	3,176	95,452	4,748	103,376
出售附屬公司、合營企業及聯營公司權益之淨溢利					159,482
購併附屬公司權益之折讓					2,563
除稅前溢利					1,192,990
稅項					(133,441)
期間溢利					1,059,549

3. 業務分部信息(續)

截至二零零六年六月三十日止六個月

	基建設施 千港元	醫藥 千港元	消費品 千港元	信息技術 千港元	綜合 千港元
銷售					
對外銷售	122,064	1,885,791	1,393,950	–	3,401,805
分部業績	210,044	159,495	281,896	26,758	678,193
未分攤總部收入淨值					103,980
財務費用					(56,799)
分佔合營企業溢利	(3,865)	28,561	(33,536)	16,563	7,723
分佔聯營公司溢利	–	6,222	91,585	(5,028)	92,779
出售合營企業及聯營公司權益之淨虧損					(4,994)
出售可供出售之投資之溢利					268,074
附屬公司股權分置改革之攤薄虧損					(214,955)
聯營公司股權分置改革之準備					(32,139)
除稅前溢利					841,862
稅項					(112,897)
期間溢利					728,965

4. 稅項

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
稅項支出(收入)包括：		
本期間稅項		
一香港	**50,557**	33,648
一中國其他地區	**83,652**	72,693
	134,209	106,341
往年(多提)少提撥備		
一香港	**(1,493)**	—
一中國其他地區	**3,829**	(59)
	2,336	(59)
遞延稅項	**(3,104)**	6,615
	133,441	112,897

香港利得稅乃按本期間估計應課稅溢利以稅率17.5%(二零零六年：17.5%)計算。

根據中國之適用法律及條例，本集團於中國的附屬公司獲得數年之中國所得稅豁免及優惠。根據當地稅務機關之相關條文，某些於中國的附屬公司被認可為「高科技企業」，因而享有較低之稅率。本期間之中國所得稅已包含了這些稅務優惠，稅率由7.5%至33%。

根據二零零七年三月十六日舉行的第十屆全國人民代表大會通過的中國企業所得稅法(「新稅法」)，自二零零八年一月一日起，境內內資及外資企業的所得稅率統一為25%。新稅法亦為「高科技企業」提供稅務優惠。由於國務院尚未頒佈有關優惠的具體細則，管理層目前無法估量新稅法對本集團有否造成影響。當具體的實施細則公佈時，本集團會繼續評估其影響。

5. 期間溢利

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
期間溢利已扣除(計入)：		
收費公路經營權攤銷	**36,557**	29,591
其他無形資產攤銷	**3,949**	6,193
物業、廠房及設備折舊及攤銷	**119,704**	148,158
已付土地租金攤銷	**3,306**	3,581
投資股息收入	**(1,884)**	(40,649)
出售物業、廠房及設備虧損(溢利)	**(3,909)**	950
出售可供出售之投資溢利	**—**	(268,074)
利息收入	**(157,807)**	(116,827)
於損益表按公允值列帳之財務資產之公允值變動	**(16,699)**	(61,920)
分佔合營企業中國稅項(已包括在分佔合營企業溢利內)	**4,843**	8,568
分佔聯營公司中國稅項(已包括在分佔聯營公司溢利內)	**10,917**	4,426

6. 股息

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
二零零六年末期股息每股30港仙(二零零五年末期股息：每股22港仙)	**290,718**	212,987

董事會議決派發中期股息每股37港仙(二零零六年中期股息：每股22港仙)，派發予於二零零七年九月二十一日在本公司股東登記名冊內之股東。

7. 每股盈利

截至二零零七年六月三十日止六個月期間，本公司股東應佔每股基本及攤薄盈利乃按下列數字計算：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
藉以計算每股基本盈利之溢利 （期間本公司股東應佔溢利）	**932,910**	625,375
普通股之潛在攤薄影響 －調整應佔合營企業及聯營公司 溢利對每股盈利的潛在攤薄影響	**(1,080)**	(2,334)
藉以計算每股攤薄盈利之溢利	**931,830**	623,041

	截至六月三十日止六個月	
	二零零七年	二零零六年
	股數	股數
藉以計算每股基本盈利 之普通股加權平均股數	**968,733,138**	967,919,845
普通股之潛在攤薄影響 －購股期權	**2,819,462**	2,004,581
藉以計算每股攤薄盈利 之普通股加權平均股數	**971,552,600**	969,924,426

8. 投資物業及物業、廠房及設備的變動

為擴充業務，本集團於本期間增加了在建工程約2億5,200萬港元，購置了廠房及機器約3,000萬港元，及其他物業及傢俬、裝置及設備約1,400萬港元。

董事局已考慮本集團投資物業於二零零七年六月三十日之公允價值，並估計其帳面值與其於二零零六年十二月三十一日之公允價值無重大差異，故此本期間無任何重估盈餘或虧絀。

9. 貿易及其他應收款項

本集團一般提供三十至一百八十天之信用期予貿易客戶。

貿易及其他應收款項中包括1,202,095,000港元(二零零六年十二月三十一日：895,234,000港元)之貿易應收款項，其帳齡分析如下：

	於二零零七年六月三十日 千港元	於二零零六年十二月三十一日 千港元
貿易應收款項：		
30天內	**444,693**	377,371
31－60天內	**287,617**	200,436
61－90天內	**168,562**	93,395
91－180天內	**150,928**	104,554
181－360天內	**83,578**	99,781
多於360天	**66,717**	19,697
	1,202,095	895,234

10. 於損益表按公允值列帳之財務資產之變動

於本期間，本集團購入約22億7,900萬港元的於損益表按公允值列帳之財務資產及出售帳面值約24億9,900萬港元的於損益表按公允值列帳之財務資產。

11. 貿易及其他應付款項

貿易及其他應付款項中包括691,736,000港元(二零零六年十二月三十一日：681,779,000港元)之貿易應付款項，其帳齡分析如下：

	於二零零七年六月三十日千港元	於二零零六年十二月三十一日千港元
貿易應付款項：		
30天內	**378,176**	483,708
31－60天內	**133,132**	78,084
61－90天內	**56,333**	29,017
91－180天內	**61,336**	42,482
181－360天內	**34,109**	17,499
多於360天	**28,650**	30,989
	691,736	681,779

12. 銀行及其他貸款

於本期間，本集團取得約7,900萬港元之貸款。貸款按市場利率支付利息及平均於一至二年內攤還。本集團於本期間歸還約1億2,300萬港元之貸款。

13. 資本性承擔

	於二零零七年六月三十日千港元	於二零零六年十二月三十一日千港元
已簽約但未於財務報表中撥備之資本性開支		
－收費公路建設成本	**794,287**	1,055,813
－投資於中國合營企業	**1,946,371**	53,072
－投資於海外合營企業	**15,132**	15,132
－購置物業、廠房及設備(除在建工程外)	**528,922**	79,796
－增加在建工程	**64,047**	71,245
	3,348,759	1,275,058
已批准但未簽約之資本性開支		
購置物業、廠房及設備	**263,958**	－

14. 或然負債

於二零零七年六月三十日，本集團因銀行授予一家合營企業、聯營公司及一名第三者之信貸而作出之擔保約為2億3,200萬港元(二零零六年十二月三十一日：6,500萬港元)。

15. 購併附屬公司

於二零零七年二月，本集團以約10,000,000港元收購本溪天印藥業有限公司(「本溪藥業」)100%之權益。本溪藥業的主要業務為生產藥物。是次收購是以購入法入賬，收購產生之折讓為2,563,000港元。

此項交易購併的淨資產及購併產生之折讓詳述如下：

	合併前被收購企業之帳面值與公允值 千港元
購入資產淨值：	
物業、廠房及設備	16,820
已付土地租金	9,650
存貨	612
可收回稅項	785
貿易及其他應付款項	(15,304)
	12,563
購入附屬公司時產生之折讓	(2,563)
	10,000
總代價：	
現金支付	10,000
收購產生之淨現金流出：	
已付現金代價	(10,000)

期內收購之附屬公司對本集團本期間的營業額及溢利並無重大貢獻。

16. 出售附屬公司

於本期間，本集團出售了成都興九興置業有限公司、上實汽車發展控股有限公司及上實日化控股有限公司之全部股權。於出售日該等附屬公司之淨資產如下：

	千港元
出售之淨資產：	
物業、廠房及設備	940
於聯營公司之權益	138,721
貿易及其他應收款項	12,660
可收回稅項	824
銀行結存及現金	1
持有作出售資產	28,833
貿易及其他應付款項	(5,690)
	176,289
少數股東權益	(18,713)
	157,576
已實現之匯兌儲備	(11,735)
	145,841
出售附屬公司權益之虧損	(4,102)
代價	141,739
總代價：	
已收之現金代價	89,739
包含在貿易及其他應收款項內之應收代價	52,000
	141,739
出售產生的淨現金流入：	
已收之現金代價	89,739
出售的銀行結存及現金	(1)
	89,738

期內出售之附屬公司對本集團本期間的營業額及溢利並無重大貢獻。

17. 有關人士之交易

(i) 於本期間，本集團與以下若干有關人士曾進行重大交易：

有關人士	交易性質	截至六月三十日止六個月 二零零七年 千港元	 二零零六年 千港元
最終控股公司	支付樓宇租金	**3,180**	3,180
同系附屬公司	支付樓宇租金	**9,572**	8,445
聯營公司	印刷服務收入	**8,967**	1,657

(ii) 主要管理人員的酬金

本期間董事及其他主要管理人員的酬金如下：

	截至六月三十日止六個月 二零零七年 千港元	 二零零六年 千港元
短期福利	**10,517**	14,025
以股份為基準的付款	**1,237**	1,589

董事及其他主要行政人員之酬金由薪酬委員會決定，薪酬多少視乎個人的表現及市場趨勢。

(iii) 與中國其他受國家控制企業的交易／帳戶餘額

本集團於受國家控制實體（即由中國政府直接或間接擁有或控制的實體）為主導的經濟環境下經營。此外，本集團為上海實業（集團）有限公司（「上實集團」）旗下集團的成員，而上實集團本身由中國政府控制。除與上實集團及上述(i)所披露的同系附屬公司進行交易外，本集團亦與其他受國家控制的實體進行交易。本集團於處理該等受國家控制的實體之間的業務交易時，董事把受國家控制的實體視同獨立的第三方。

17. 有關人士之交易(續)

(iii) 與中國其他受國家控制企業的交易／帳戶餘額(續)

與中國其他受國家控制企業的重大交易／帳戶餘額如下：

	截至六月三十日止六個月 二零零七年 千港元	 二零零六年 千港元
交易		
銷售	**563,352**	419,404
購買	**187,810**	163,802

	於二零零七年 六月三十日 千港元	於二零零六年 十二月三十一日 千港元
結餘		
應收其他受國家控制的企業的金額	**322,482**	249,450
應付其他受國家控制的企業的金額	**66,360**	48,728

基於集團收費公路經營業務的性質，董事認為除上述所披露外，並不可能確定對應方的身份，因此並不能確定是否與其他受國家控制的實體進行了交易。

此外，集團在日常業務過程中與某些銀行和金融機構進行了不同類型的交易(包括儲蓄、借貸和其他常見的銀行融資服務)，該等銀行和金融機構是屬於受國家控制的實體。基於該等交易的性質，董事認為作出獨立披露並無意義。

除上述披露外，董事認為相對於集團的經營業務，與其他受國家控制的實體的交易並不重大。

18. 結賬日後事項

於結帳日後的重大事項如下：

(a) 於二零零七年七月十六日，上實集團之全資附屬公司上海投資控股有限公司（「上海投資」）及本公司與配售代理訂立配售協議，配售上海投資持有的96,900,000股每股面值0.10港元之股份，配售價為31.20港元。同日，上海投資亦與本公司訂立認購協議，據此上海投資有條件同意按每股31.20港元認購96,900,000股每股面值0.10港元之新股份。有關詳情已於本公司於二零零七年七月十六日的公告內披露。

(b) 於二零零七年八月廿九日，本公司宣佈下屬子公司永發印務有限公司（「永發印務」）已向聯交所遞交排期申請表格，申請永發印務普通股股份於聯交所上市。詳情已刊載於本公司在二零零七年八月廿九日的公告內。

董事權益

於二零零七年六月三十日，根據《證券及期貨條例》第352條須予備存的登記冊所記錄或依據《標準守則》，本公司各董事及最高行政人員須知會本公司及聯交所有關彼等於本公司及其相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債券中擁有的權益如下：

(I) 於本公司的股份及相關股份權益

(a) 本公司普通股

董事姓名	身份	權益性質	持有已發行股份數目	佔已發行股本百分比
蔡來興	實益擁有人	個人	4,000,000	0.41%
瞿　定	實益擁有人	個人	1,250,000	0.13%
呂明方	實益擁有人	個人	3,280,000	0.34%
丁忠德	實益擁有人	個人	377,000	0.04%
錢世政	實益擁有人	個人	459,000	0.05%
姚　方	實益擁有人	個人	200,000	0.02%

上述權益皆為好倉。

(b) 本公司購股期權

董事姓名	身份	授出日期	每股行使價 港元	持有購股 期權數目	佔已發行 股本百分比
蔡來興	實益擁有人	二零零五年九月二日	14.89	800,000	0.08%
蔡育天	實益擁有人	二零零六年五月二日	17.10	1,300,000	0.13%
瞿　定	實益擁有人	二零零五年九月二日	14.89	560,000	0.06%
呂明方	實益擁有人	二零零五年九月二日	14.89	480,000	0.05%
丁忠德	實益擁有人	二零零六年五月二日	17.10	1,000,000	0.10%
錢世政	實益擁有人	二零零五年九月二日	14.89	300,000	0.03%
唐　鈞	實益擁有人	二零零五年九月二日	14.89	300,000	0.03%

(II) 於上實醫藥的股份權益

董事姓名	身份	權益性質	持有已發行 股份數目	佔已發行 股本百分比
呂明方	實益擁有人	個人	23,400	0.01%
丁忠德	實益擁有人	個人	23,400	0.01%

上述權益皆為好倉。

除上述者外，於二零零七年六月三十日，概無本公司董事或最高行政人員於本公司或其相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債券中擁有任何其他權益或淡倉。

購股期權

(I) 上實控股期權計劃

上實控股期權計劃生效日期自採納該計劃日期起計，為期十年。於本期間，根據上實控股期權計劃可認購本公司股份的購股期權的變動詳情如下：

	授出日期 (附註(i))	每股行使價 港元	根據獲授購股期權可發行的股數 於二零零七年 一月一日 尚未行使	本期間行使 (附註(ii))	於二零零七年 六月三十日 尚未行使
第一類：董事					
蔡來興	二零零五年九月二日	14.89	800,000	–	800,000
蔡育天	二零零六年五月二日	17.10	1,300,000	–	1,300,000
瞿　定	二零零五年九月二日	14.89	560,000	–	560,000
呂明方	二零零五年九月二日	14.89	480,000	–	480,000
丁忠德	二零零六年五月二日	17.10	1,000,000	–	1,000,000
錢世政	二零零五年九月二日	14.89	300,000	–	300,000
唐　鈞	二零零五年九月二日	14.89	300,000	–	300,000
全部董事合共			4,740,000	–	4,740,000
第二類：僱員					
	二零零五年九月二日	14.89	4,091,000	(1,027,000)	3,064,000
	二零零六年五月二日	17.10	1,500,000	–	1,500,000
全部僱員合共			5,591,000	(1,027,000)	4,564,000
第三類：其他					
	二零零五年九月二日	14.89	3,000,000	–	3,000,000
	二零零六年五月二日	17.10	1,200,000	–	1,200,000
其他合共			4,200,000	–	4,200,000
全部類別			14,531,000	(1,027,000)	13,504,000

附註：

(i) 根據上實控股期權計劃於二零零五年九月授出的購股期權可於二零零六年三月二日至二零零九年三月一日期間內，分三期予以行使，情況如下：

- 二零零六年三月二日至二零零七年三月一日（最多可行使獲授購股期權的30%）
- 二零零七年三月二日至二零零八年三月一日（最多可行使獲授購股期權的60%）
- 二零零八年三月二日至二零零九年三月一日（可悉數行使獲授購股期權）

根據上實控股期權計劃於二零零六年五月授出的購股期權可於二零零六年十一月二日至二零零九年十一月一日期間內，分三期予以行使，情況如下：

- 二零零六年十一月二日至二零零七年十一月一日（最多可行使獲授購股期權的30%）
- 二零零七年十一月二日至二零零八年十一月一日（最多可行使獲授購股期權的60%）
- 二零零八年十一月二日至二零零九年十一月一日（可悉數行使獲授購股期權）

(ii) 於本期間內，在緊接購股期權行使日期前本公司股份的加權平均收市價為22.49港元。

(II) Mergen Biotech期權計劃

Mergen Biotech期權計劃生效日期自採納該計劃日期起計，為期十年。下表列載於本期間根據Mergen Biotech期權計劃下授予Mergen Biotech僱員等可參與人士之購股期權詳情：

授出日期	每股行使價	於二零零七年一月一日及二零零七年六月三十日
二零零四年十二月三十一日	8.22美元	63,400(附註)

附註：其中有39,000份購股期權為授予Mergen Biotech的董事兼總裁胡放先生。

根據Mergen Biotech於二零零四年十二月三十一日所發出的要約函件，期權持有人可於二零零五年六月三十日起行使全部獲授購股期權份數的55%，餘下的45%則自二零零五年一月一日起，在完成Mergen Biotech賦予的任務目標後，分三期每半年可獲授15%購股期權行使權，行使期至二零一四年五月三十日止。

於本期間內，並無根據Mergen Biotech期權計劃下之購股權授出或獲行使。

主要股東及其他人士的權益

於二零零七年六月三十日，根據《證券及期貨條例》第336條須予備存的登記冊所記錄，本公司的主要股東及其他人士於本公司股份及相關股份中擁有的權益及淡倉如下：

股東名稱	身份	持有已發行普通股股份數目	佔已發行股本百分比
(a) 好倉			
上實集團	由其擁有控制權益的公司持有	548,076,000 (附註(i))	56.53%
鄧普頓資產管理有限公司	投資經理	57,610,253	5.94%
(b) 淡倉			
上實集團	由其擁有控制權益的公司持有	87,653,993 (附註(ii))	9.04%

附註：

(i) 上實集團透過其全資附屬公司，即上海投資、SIIC Capital及上實崇明開發分別持有468,066,000股、80,000,000股及10,000股本公司普通股股份。因此，上實集團被視作擁有上述公司各自所持有的股份權益。

(ii) 上實集團被視為持有87,653,993股上實控股相關股份的淡倉，此乃根據STC所發行，由上實集團提供無條件及不可撤回擔保，可轉換為上實控股普通股股份的二零零九年三月到期零息擔保可換股債券之若干上市股本衍生工具。

除上述者外，於二零零七年六月三十日，概無其他人士於本公司股份或相關股份中擁有須登記於根據《證券及期貨條例》第336條須予備存的登記冊內的任何權益或淡倉。

僱員

本集團之僱員人數及薪酬水平、酬金政策及僱員培訓的資料與本公司二零零六年年報披露者無重大變動。

審閱報告

審核委員會已審閱本公司截至二零零七年六月三十日止六個月之中期報告。

企業管治

截至二零零七年六月三十日止六個月期間內，本公司已遵守載於《上市規則》附錄十四《企業管治常規守則》所有守則條文。

董事進行證券交易的標準守則

本公司已就上市公司董事及高級管理人員進行證券交易之規定要求訂立不低於《標準守則》之守則，本公司董事確認彼等於本期間內已遵守《標準守則》及本公司所訂立之守則所規定的標準。

購買、出售或贖回上市證券

於本期間內，本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。

所用詞彙	簡要說明
光明乳業	光明乳業股份有限公司(上交所證券代碼：600597)
常州藥業	常州藥業股份有限公司
常州天普	常州天普製藥有限公司
中環水務	中環保水務投資有限公司
廣東天普	廣東天普生化醫藥股份有限公司
杭州青春寶	正大青春寶藥業有限公司
滬寧高速	上海滬寧高速公路(上海段)發展有限公司
匯眾汽車	上海匯眾汽車製造有限公司
胡慶餘堂藥業	杭州胡慶餘堂藥業有限公司
聯華超市	聯華超市股份有限公司(聯交所股份代號：980)
遼寧好護士	遼寧好護士藥業(集團)有限責任公司
《上市規則》	聯交所證券上市規則
Mergen Biotech	Mergen Biotech Limited
Mergen Biotech期權計劃	本公司於二零零四年五月二十八日召開之股東特別大會上通過由Mergen Biotech採納之購股期權計劃
微創醫療	微創醫療器械(上海)有限公司
《標準守則》	上市規則關於上市發行人董事進行證券交易的標準守則
南洋煙草	南洋兄弟煙草股份有限公司
業務淨利潤	不包括總部收入淨值之淨利潤
浦東集裝箱	上海浦東國際集裝箱碼頭有限公司
《證券及期貨條例》	香港法例第571章證券及期貨條例

所用詞彙	簡要說明
上海信投	上海市信息投資股份有限公司
上海醫療器械	上海醫療器械股份有限公司
上海城開集團	上海城開（集團）有限公司
上實醫藥	上海實業醫藥投資股份有限公司（上交所證券代碼： 600607）
上海投資	上海投資控股有限公司
上實控股期權計劃	本公司於二零零二年五月三十一日召開之股東特別大會上通過採納之購股期權計劃
上實集團	上海實業（集團）有限公司
SIIC Capital	SIIC Capital (B.V.I.) Ltd.
上實崇明開發	上海實業崇明開發建設有限公司
上實交通電器	上海實業交通電器有限公司
中芯國際	中芯國際集成電路製造有限公司（聯交所股份代號： 981)
上交所	上海證券交易所
STC	Shanghai Industrial Investment Treasury Co. Ltd.
聯交所	香港聯合交易所有限公司
三維生物	上海三維生物技術有限公司
萬眾汽車	上海萬眾汽車零部件有限公司
永發印務	永發印務有限公司
廈門中藥廠	廈門中藥廠有限公司
甬金高速	浙江金華甬金高速公路有限公司